As filed with the Securities and Exchange Commission on June 1, 2005
Registration No. 333-124173

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Orchids Paper Products Company
(Exact name of registrant as specified in its charter)

Delaware	2621	23-2956944
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
4826 Hunt Street
Pryor, Oklahoma 74361
(918) 825-0616
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Michael P. Sage
Chief Executive Officer
Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361
(918) 825-0616
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies of all correspondence to:

Donald E. Figliulo, Esq. C. Brendan Johnson, Esq. Bryan Cave LLP 161 North Clark, Suite 4800 Chicago, Illinois 60601-3206 (312) 602-5000 (312) 602-5050 (fax)	Charles C. Kim, Esq. Wildman, Harrold, Allen & Dixon LLP 225 West Wacker Drive, Suite 3000 Chicago, Illinois 60606 (312) 201-2000 (312) 201-2555 (fax)
      Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.    ☐
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 1, 2005.
1,875,000 Shares
Common Stock

        This is an initial public offering of shares of common stock of Orchids Paper Products Company. All of the shares of common stock are being sold by Orchids.
      Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $7.00 and $9.00. We have applied for the listing of our common stock on the American Stock Exchange under the symbol “TIS”.
      See “Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Orchids	$	$
      To the extent that the underwriter sells more than 1,875,000 shares of common stock, the underwriter has the option to purchase up to an additional 281,250 shares from Orchids at the initial public offering price less the underwriting discount.

      The underwriter is offering the shares on a firm commitment basis and expects to deliver the shares against payment in New York, New York on                     , 2005.
Taglich Brothers, Inc.

Prospectus dated                     , 2005.

Our tissue products.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.
      Through and including                    , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.
Orchids Paper Products Company
      We manufacture bulk tissue paper, known as parent rolls, and convert parent rolls into a full line of tissue products, including paper towels, bathroom tissue and paper napkins, for the consumer, or “at home,” market. We market our products primarily to the private label segment of the consumer tissue market and focus on serving value retailers. By value retailers, we mean retailers typically known as dollar stores, which offer a limited selection across a broad range of products at everyday low prices in a smaller store format. While we have customers located throughout the United States, we distribute most of our products within approximately 900 miles of our northeast Oklahoma facility, which we consider to be our cost-effective shipping area. Our products are sold primarily under our customers’ private labels and, to a lesser extent, under our brand names such as Colortex® and Velvet®.
      In 2004, we generated revenue of $47.0 million, of which 53% was derived from the sale of paper towels, 40% from bathroom tissue and 7% from paper napkins. In 2004, 75% of our revenue came from six value retailers: Dollar General, Family Dollar, Big Lots, Fred’s, Variety Wholesale and Dollar Tree. Dollar General is the largest value retailer in the United States and is our largest customer, representing approximately half of our 2004 revenue. Grocery stores, grocery wholesalers and cooperatives, and convenience stores accounted for the remainder of our 2004 revenue.
      Our paper mill manufactures parent rolls from recycled waste paper using three paper machines. It operates 24 hours a day, 362 days a year, typically producing between 26,000 and 27,000 tons of paper per year. This represents approximately 65% to 70% of the current parent roll requirements for our converting facility. We satisfy our remaining parent roll needs through open market purchases from third party manufacturers.
      We were formed in April 1998 to acquire our facility in Oklahoma out of a predecessor company’s bankruptcy and subsequently changed our name to Orchids Paper Products Company. In March, 2004, we were acquired by and became a wholly owned subsidiary of, Orchids Acquisition Group, Inc., a Delaware corporation, which recently merged with and into us, with Orchids Paper Products Company as the surviving entity.
Our Competitive Strengths
      Focus on supplying value retailers. We believe we were the first manufacturer to focus on providing private label tissue products to value retailers and have established a leading position supplying this retail channel.
      Proximity to key customers. As one of the few paper mills located in the south central United States, we believe we are well situated to serve our existing customer base.
      Experienced management team and trained workforce. Our senior management team has an average of 20 years experience in the paper business and our hourly workers at the paper mill have an average of 14 years experience.
      Low cost tissue manufacturer. We believe we are one of the lowest cost tissue producers in our market due in large part to favorable labor costs, low overhead and relatively low utility and property tax rates.

Our Strategy
      Our goal is to be recognized as the supplier of choice of private label tissue products for value retailers within our geographic area. While the value retail channel is extremely competitive and price sensitive and several of our competitors are located in close proximity to our facility, we have targeted the value retail channel because it is experiencing rapid growth and follows a basic marketing strategy of stocking a low number of high turnover tissue items.
      We believe that significant opportunities exist to continue to increase our revenue and profitability by:

•	decreasing our reliance on third-party parent rolls;

•	leveraging our existing customer relationships in the value retail channel; and

•	selectively expanding our customer base in other retail channels.
      Decreasing Our Reliance on Third-Party Parent Rolls. We currently convert more tons of parent rolls into finished goods than we have the capacity to produce. This results in our need to purchase parent rolls from third party suppliers, where costs are typically much higher than internally produced paper. In 2004, our average cost of internally produced parent rolls was approximately $675 per ton, while our average cost of parent rolls purchased from third parties was approximately $928 per ton. In addition, our paper machines are 1950s vintage machines which operate at much slower speeds than modern paper machines. Primarily as a result of the lower production speed, our paper mill produces parent rolls at a cost of approximately $675 per ton, compared to the estimated $550 per ton we believe can be achieved with a modern machine.
      We intend to use the proceeds from this offering toward the purchase of a new, highly efficient paper machine to replace two of our smaller paper machines. We expect the new paper machine to be fully operational by October 2006, at which time our parent roll production capacity will increase by approximately 70%. We believe our investment in a new paper machine will position us to reduce or eliminate purchases of parent rolls from third parties and lower our production costs for those parent rolls we produce in-house.
      Leveraging Our Existing Customer Relationships in the Value Retail Channel. The value retail channel has experienced rapid growth over the past several years and is projected to continue growing. According to industry analysts, the two largest value retailers are projected to increase revenue by over 10% in 2005. With lower costs achieved through the addition of the new paper machine, we believe we have an opportunity both to capitalize on the growth of the value retail channel and to increase our market share with our existing customers.
      Selectively Expanding Our Customer Base in Other Retail Channels. We believe we have growth opportunities with certain grocery stores, grocery wholesalers and cooperatives, and various other merchandisers. We intend to penetrate these other important retail channels by replicating the model we used to successfully establish our value retail business.
Risks
      Our business is subject to a number of risks which you should consider before making an investment decision. These risks are discussed in “Risk Factors” beginning on page 8.
Company Information
      We were incorporated in Delaware in 1998. Our principal executive offices are located at 4826 Hunt Street, Pryor, Oklahoma 74361, and our telephone number is (918) 825-0616. Our website address is www.orchidspaper.com. Information contained on our website is not incorporated by reference into and does not form any part of this prospectus. As used in this prospectus, unless the context requires otherwise, references to “we”, “our”, “us” and “Orchids Paper” refer to Orchids Paper Products Company and Orchids Acquisition Group, Inc., which recently merged with and into us.

      References in this prospectus to “tons” mean short tons unless the context expressly states otherwise.
      Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
      Colortex®, Velvet®, Ultra Valu®, Dri-Mop®, Big Mopper® and Soft & Fluffy® are some of our registered trademarks. This prospectus also refers to trademarks and trade names of other organizations.
THE OFFERING

Common stock offered	1,875,000 shares

Common stock to be outstanding after the offering	3,875,000 shares

Use of proceeds	Assuming an initial offering price of $8.00 per share, we estimate that the net proceeds to us from this offering will be approximately $13,000,000, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds from this offering to purchase and install a new paper machine, construct a building to house the paper machine and purchase related capital equipment. See “Use of Proceeds” on page 17.

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.

Proposed American Stock Exchange Symbol	“TIS”
      The number of shares of our common stock referred to above that will be outstanding immediately after completion of this offering is based on 2,000,000 shares of our common stock outstanding as of June      , 2005. This number does not include, as of June      , 2005:

•	82,607 shares of common stock issuable upon the exercise of outstanding warrants, at an exercise price of $3.64 per share;

•	270,000 shares of common stock issuable upon exercise of stock options outstanding as of June , 2005 at an exercise price equal to the public offering price of this offering;

•	up to an additional 195,000 shares of our common stock reserved for issuance under our Stock Incentive Plan; and

•	150,000 shares of common stock issuable upon exercise of the warrants to be issued to designees of the underwriter in connection with this offering at an exercise price equal to 120% of the public offering price of this offering.
      We have agreed to issue an additional 281,250 shares if the underwriter exercises its over-allotment option in full, which we describe in “Underwriting” beginning on page 70. If the underwriter exercises this option in full, 4,156,250 shares of common stock will be outstanding after this offering.

      Unless we indicate otherwise, all information in this prospectus:

•	assumes an offering price of $8.00, which is the midpoint of the expected offering price range;

•	reflects the merger of Orchids Acquisition Group, Inc. with and into us in April 2005;

•	reflects a 2.744-for-1 stock split of our common stock effected in April 2005;

•	does not reflect any exercise of outstanding common stock warrants into shares of our common stock, which is described under “Description of Capital Stock — Warrants”;

•	does not reflect any exercise of common stock warrants issuable to designees of the underwriter in connection with this offering which is described under “Description of Capital Stock — Underwriter’s Warrants”; and

•	assumes that the underwriter does not exercise its over-allotment option to purchase up to 281,250 additional shares in the offering.

SUMMARY FINANCIAL DATA
      On March 1, 2004, we were acquired by and became a wholly owned subsidiary of, Orchids Acquisition Group, Inc. Orchids Acquisition Group, Inc. recently merged with and into us, leaving us as the surviving entity. See Note 2 of our consolidated financial statements appearing elsewhere in this prospectus for further details. The results of operations presented herein for all periods prior to our acquisition by Orchids Acquisition Group, Inc. are referred to as the results of operations of the “predecessor.” The results of operations presented herein for all periods subsequent to the acquisition are referred to as the results of operations of the “successor.” As a result of the acquisition, the results of operations of the predecessor are not comparable to the results of operations of the successor.
      The following table sets forth the predecessor’s summary historical data for the two-month period ended February 29, 2004 and our summary historical data for the one-month period ended March 31, 2004 and the three-month period ended March 31, 2005. The unaudited pro forma condensed summary data for the three-month period ended March 31, 2004 is based on the historical financial statements of the Company and its predecessor, adjusted to give effect to the March 1, 2004 sale of the company as if it had occurred on January 1, 2004. This pro forma data does not reflect any adjustments related to the transactions described by this prospectus. The pro forma data was prepared to illustrate the full period estimated effects of the 2004 sale of the company as if it had occurred at the beginning of the period. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma data does not purport to represent what our results would actually have been had the sale in fact occurred as of January 1, 2004.

	Predecessor	Successor	Combined			Proforma	Successor

	Two Months	One Month	Three Months			Three Months	Three Months
	Ended	Ended	Ended			Ended	Ended
	February 29,	March 31,	March 31,			March 31,	March 31,
	2004	2004	2004	Adjustments(1)		2004	2005

	(In thousands, except per share data)
Net Sales	$7,191	$2,854	$10,045			$10,045	$12,542
Cost of Sales	6,156	2,405	8,561	(153	)(2)	8,408	10,725

Gross Profit	1,035	449	1,484			1,637	1,817
Selling, General and Administrative Expenses	1,196	427	1,623			1,623	959

Operating Income (Loss)	(161)	22	(139)			14	858
Interest Expense	45	96	141	143	(3)	284	369
Other Expense (Income)	0	0	0			0	(5)

Income (Loss) before Income Taxes	(206)	(74)	(280)			(270)	494
Provision for Income Taxes	66	10	76	4	(4)	80	148

Net Income (Loss)	$(272)	$(84)	$(356)			$(350)	$346

Net Income (Loss) per share:
Basic						$(0.17)	$0.17
Diluted						$(0.17)	$0.17

(1)	Pro forma financial results for the three-month period ended March 31, 2004 include our results for the period from March 1, 2004 to March 31, 2004 combined with the results of our predecessor from January 1, 2004 through February 29, 2004, adjusted to give effect to our March 1, 2004 acquisition as though it had occurred on January 1, 2004.

(2)	Assumes three months depreciation expense based on the purchase price allocated to property, plant and equipment and revised estimates of depreciable lives.

(3)	Assumes three months interest expense on the debt used to fund our acquisition and amortization expense of deferred financing charges on associated debt.

(4)	Assumes combined effective federal and state income tax rate of 38% applied to the pro forma adjustments.

      The following table sets forth the predecessor’s summary historical data for the years ended December 31, 2002 and 2003, and the two-month period ended February 29, 2004, and our summary historical data for the ten-month period ended December 31, 2004. All such data were derived from the predecessor’s and our audited financial statements. You should read the information contained in this table in conjunction with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
      The following unaudited pro forma condensed summary data for the year ended December 31, 2004 is based on our historical financial statements and our predecessor, adjusted to give effect to our March 1, 2004 acquisition as if it had occurred on January 1, 2004. This pro forma data does not reflect any adjustments related to the transactions described by this prospectus. The pro forma data was prepared to illustrate the estimated full year effects of our 2004 acquisition as if it had occurred at the beginning of the period. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma data does not purport to represent what our results would actually have been had the acquisition in fact occurred as of January 1, 2004.

	Predecessor			Successor	Combined			Pro Forma

	Year Ended
	Dec 31,		Period from	Period from
			Jan 1 -	March 1 -	Year Ended			Year Ended
	2002	2003	Feb 29, 2004	Dec 31, 2004	Dec 31, 2004	Adjustments(1)		Dec 31, 2004

	(in thousands, except share data)
Net Sales	$53,202	$44,524	$7,191	$39,736	$46,927			$46,927
Cost of Sales	44,261	36,673	6,156	33,390	39,546	(153	)(2)	39,393

Gross Profit	8,941	7,851	1,035	6,346	7,381			7,534
Selling, General and Administrative Expenses	4,623	4,069	1,196	3,363	4,559			4,559

Operating Income (Loss)	4,318	3,782	(161)	2,983	2,822			2,975
Interest Expense	574	347	45	1,052	1,097	143	(3)	1,240
Other Expense (Income)	320	19	—	(5)	(5)			(5)

Income (Loss) Before Taxes	3,424	3,416	(206)	1,936	1,730			1,740
Provision for Income Taxes	1,026	1,367	66	642	708	4	(4)	712

Net Income (Loss)	$2,398	$2,049	$(272)	$1,294	$1,022			$1,028

Net Income per share:
Basic								$0.51
Diluted								$0.50

(1)	Pro forma financial results for the year ended December 31, 2004 include our results for the period from March 1, 2004 to December 31, 2004 combined with the results of our predecessor from January 1, 2004 through February 29, 2004, adjusted to give effect to our March 1, 2004 acquisition as though it had occurred on January 1, 2004.

(2)	Assumes 12 months depreciation expense based on the purchase price allocated to property, plant and equipment and revised estimates of depreciable lives.

(3)	Assumes 12 months interest expense on the debt used to fund our acquisition and amortization expense of deferred financing charges on associated debt.

(4)	Assumes combined effective federal and state income tax rate of 38% applied to the pro forma adjustments.

	March 31, 2005

		Pro Forma

	Actual	As Adjusted(1)	As Adjusted(2)

	(in thousands)
Total current assets	$9,859	$20,217	$9,859
Property, plant and equipment, net	25,726	25,726	52,618
Total assets	35,818	46,176	62,710
Total current liabilities	5,058	5,058	6,134
Long-term debt	17,336	14,694	28,652
Deferred income taxes	6,136	6,136	6,136
Total stockholders’ equity	7,287	20,287	20,287

(1)	Adjusted to give effect to this offering

(2)	Adjusted to give effect to this offering and the purchase of the new paper machine with the proceeds of this offering and an anticipated $12.4 million of additional borrowings.

      The table above presents summary balance sheet data on an actual basis and on a pro forma as adjusted basis. The pro forma as adjusted (1) numbers reflect the sale of shares of our common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted (2) numbers reflect the sale of shares of our common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the borrowing of an additional $12.4 million of indebtedness expected to be funded under a new credit agreement. The net proceeds from the offering and the borrowings under the new credit agreement will be used to purchase a new paper machine at an estimated cost of $27.0 million. As of March 31, 2005, we had funded $1.6 million of the project costs through borrowings under our existing credit facility.
      The table does not reflect any conversion of outstanding common stock warrants into shares of our common stock. See “Description of Capital Stock — Warrants” and “Description of Capital Stock — Underwriter’s Warrants” for a description of the conversion features.

RISK FACTORS
      An investment in our common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing. If any of the following risks actually occurs, our business, business prospects, financial condition, cash flow and results of operations could be materially and adversely affected. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment.
Risks Related To Our Business

We face intense competition and if we cannot successfully compete in the marketplace, our business, financial condition and operating results may be materially adversely affected.
      The consumer market for private label tissue products is highly competitive. Many of our competitors have greater financial, managerial, sales and marketing and capital resources than we do, which may allow them to respond more quickly to new opportunities or changes in customer requirements. These competitors may also be larger in size or scope than us, which may allow them to achieve greater economies of scale or allow them to better withstand periods of declining prices and adverse operating conditions.
      Our ability to compete successfully depends upon a variety of factors, including:

•	the availability, quality and cost of parent rolls;

•	aggressive pricing by competitors, which may force us to decrease prices in order to maintain market share;

•	our ability to maintain and improve plant efficiencies and operating rates and lower manufacturing costs;

•	the availability, quality and cost of raw materials, particularly recycled waste paper and labor; and

•	the cost of energy.
      Our paper products are commodity products, and if we do not maintain competitive prices, we may lose significant market share. Our ability to keep our prices at competitive levels depends in large part on our ability to control our costs. In addition, consolidation among retailers in the value retail channel may put additional pressure on us to reduce our prices in order to maintain market share. If we are unable to effectively adjust our cost structure to address such increased competitive pressures, our sales level and profitability could be harmed and our operations could be materially adversely affected.

A substantial percentage of our revenues are attributable to two large customers, which may decrease or cease purchases at any time.
      Our largest customer, Dollar General, accounted for approximately half of our revenue in 2003 and 2004. Our second largest customer, Family Dollar, accounted for approximately 12% of revenues in 2003 and 2004. We currently supply three of Dollar General’s eight distribution centers and two of Family Dollar’s eight distribution centers. We expect that sales to a limited number of customers will continue to account for a substantial portion of our revenues for the foreseeable future. Sales to these customers are made pursuant to purchase orders and not supply agreements. We may not be able to keep our key customers or these customers may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers would harm our sales and financial results. In particular, the loss of sales to one or more distribution centers would result in a sudden and significant decrease in sales. If sales to current key customers cease or are reduced, we may not obtain sufficient orders from other customers necessary to offset any such losses or reductions.

We have significant indebtedness which limits our free cash flow and subjects us to restrictive covenants relating to the operation of our business.
      In addition to the proceeds of this offering, we anticipate additional borrowings of approximately $12.4 million pursuant to a new credit facility with a group of commercial banks led by our existing lender to complete the planned expansion of our paper mill. As a result, our total indebtedness will increase considerably from approximately $19.2 million to $31.6 million. Accordingly, our annual interest expense will more than double from the $1.0 million incurred in 2004. Furthermore, our required principal repayments will increase to approximately $250,000 per month from $150,000 per month. Operating with this substantial amount of leverage requires us to direct a significant portion of our cash flow from operations to make payments on our debt, which reduces the funds otherwise available for operations, capital expenditures, future business opportunities and other purposes. It also limits our flexibility in planning for, or reacting to, changes in our businesses and our industry and impairs our ability to obtain additional financing.
      The terms of our existing term loan debt require us to meet specified financial ratios and other financial and operating covenants which restrict our ability to incur additional debt or place liens on our assets, make capital expenditures, effect mergers or acquisitions, dispose of assets or pay dividends in certain circumstances. If we fail to meet those financial ratios and covenants and our lenders do not waive them, we will be required to pay fees and penalties. Our lenders could also accelerate the maturity of our debt if we fail to meet those financial ratios and covenants and proceed against any pledged collateral, which would force us to seek alternative financing. If this were to happen, we may be unable to obtain additional financing or it may not be available on terms acceptable to us.

Our exposure to variable interest rates may affect our financial health.
      Debt incurred under our existing term loan agreement accrues interest at a variable rate. Any increase in the interest rates on our debt would result in a higher interest expense which would require us to dedicate more of our cash flow from operations to make payments on our debt and reduce funds available to us for our operations and future business opportunities which could have a material adverse effect on our results of operations. For more information on our liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Our commitment for the anticipated debt financing necessary to complete the project to expand our paper mill is not binding.
      The total estimated cost for the project to expand our paper mill is $27.0 million, of which we have already funded $1.6 million through borrowings under our existing credit facility. We expect to finance the remaining project costs with $13.0 million of proceeds from this offering and $12.4 million of additional borrowings under a new credit facility provided by a lending group led by our existing lender. We have executed a commitment letter with our existing lender for the additional debt needed for our project and are currently negotiating the terms of a credit agreement. However, we may not be able to consummate this financing. If we are unable to consummate this financing, and consequently the project is delayed or abandoned, we may experience a material adverse effect on our business.

We may experience cost overruns in our project to expand our paper mill.
      It is possible that we may experience cost overruns in our project to expand our paper mill. We have determined the size of this offering and the amount to be borrowed under our credit facility based on the total projected costs of the project. If our actual costs exceed those projections significantly, we may need to seek additional sources of capital to complete the project. If we are unable to secure such additional capital on reasonable terms or at all, and consequently the project is delayed or abandoned, we may experience a material adverse effect on our business.

We depend on our management team to operate the company and execute our business plan.
      We are highly dependent on the principal members of our management staff, in particular Michael Sage, our Chief Executive Officer, Keith Schroeder, our Chief Financial Officer, and Ron Hawkinson, our

Vice President of Sales and Marketing. We have entered into employment agreements with Michael Sage and Keith Schroeder that expire in 2009. We do not maintain key person insurance with respect to our executive officers. The loss of any of the executive officers or our inability to attract and retain other qualified personnel could harm our business and our ability to compete.

We exclusively use preconsumer solid bleached sulfate paper, or SBS paper, to produce parent rolls and any disruption in our supply or cost of preconsumer SBS paper could disrupt our production and harm our ability to produce tissue at competitive prices.
      We do not produce any of the waste paper we use to produce our parent rolls. We depend heavily on access to sufficient, reasonably-priced quantities of waste paper to manufacture our tissue products. Our paper mill is configured to convert waste paper, specifically preconsumer solid bleached sulfate paper, or SBS paper, into paper pulp for use in our paper production lines. In 2004, we purchased over $6 million of SBS paper, or 32,000 tons. We purchase all of our SBS paper from third parties with approximately 90% supplied by two paper brokers. These brokers in turn source SBS paper from numerous producers of preconsumer SBS paper. We purchase our SBS paper on a purchase order basis and do not have a contractual right to an adequate supply, quality or acceptable pricing on a long-term basis.
      Prices for SBS paper have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. If either the available supply of SBS paper diminishes or the demand for SBS paper increases, it could increase substantially the cost of SBS paper or cause a production slow-down or stoppage until we are able to identify new sources of SBS paper or reconfigure our machines to process other available forms of waste paper or other sources of paper fiber. We could experience a material adverse effect on our business, financial condition and results of operations should the price or supply of SBS paper be disrupted.

The availability of and prices for energy will significantly impact our business.
      All of the energy necessary to produce our paper products is purchased on the open market and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We rely primarily on electric energy and natural gas. In particular, natural gas prices are highly volatile. In 2004, we consumed 256,000 MMBTU of natural gas at an average price of $5.51 per MMBTU for a total cost of $1,410,000. If our energy costs increase, our cost of sales will increase, and our operating results may be materially adversely affected. Furthermore, we may not be able to pass increased energy costs on to our customers if the market does not allow us to raise the prices of our finished products. If price adjustments significantly trail the increase in energy costs or if we cannot effectively hedge against price increases, our operating results may be materially adversely affected.

Labor interruptions would adversely affect our business.
      All of our hourly paid employees are represented by the Paper, Allied-Industrial, Chemical and Energy Workers International Union. The collective bargaining agreement with Local 5-930, which represents the paper mill workers, will expire on February 2, 2008, and the collective bargaining agreement with Local 5-1480, which represents the converting facility workers, will expire on June 23, 2007. Negotiations of new collective bargaining agreements may result in significant increases in the cost of labor or could breakdown and result in a strike or other disruption of our operations. If any of the preceding were to occur, it could impair our ability to manufacture our products and result in increased costs and/or decreased operating results. In addition, some of our key customers and suppliers are also unionized. Disruption in their labor relations could also have an adverse effect on our business.

Our paper mill may experience shutdowns adversely affecting our financial position and results of operations.
      We currently manufacture and process our paper at a single facility in Pryor, Oklahoma. Any natural disaster or other serious disruption to this facility due to tornado, fire or any other calamity could damage our capital equipment or supporting infrastructure and materially impair our ability to manufacture and process paper. Even a short term disruption in our production output could damage relations with our customers, causing them to reduce or eliminate the amount of finished products they purchase from us. Any such disruption could result in lost revenues, increased costs and reduced profits.
      Our existing paper machines are approximately 50 years old. To meet demand, all three machines operate continuously. Unexpected production disruptions could cause us to shut down our paper mill. Those disruptions could occur due to any number of circumstances, including shortages of raw materials, disruptions in the availability of transportation, labor disputes and mechanical or process failures.
      If our mill is shut down, it may experience a prolonged start up period, regardless of the reason for the shutdown. Those start up periods could range from several days to several weeks, depending on the reason for the shutdown and other factors. The shutdown of our mill for a substantial period of time for any reason could have a material adverse effect on our financial position and results of operations. The installation and start up period for our new paper machine is expected to be 18 months and delays in any part of the installation process could significantly extend this period.

Our operations require substantial capital, and we may not have adequate capital resources to provide for all of our cash requirements.
      Our operations require substantial capital. Expansion or replacement of existing facilities or equipment may require substantial capital expenditures. For example, we may need to improve or replace an existing converting line in the future, which we estimate would cost approximately $2.5 million. Our capital resources may not be sufficient for these purposes. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity.

Our business is subject to extensive governmental regulations and any imposition of new regulations or failure to comply with existing regulations could involve significant additional expense.
      Our operations are subject to various environmental, health and safety laws and regulations promulgated by federal, state and local governments. These laws and regulations impose stringent standards on us regarding, among other things, air emissions, water discharges, use and handling of hazardous materials, use, handling and disposal of waste, and remediation of environmental contamination. Any failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines or penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installing pollution control equipment or remedial actions, any of which could involve significant expenditures. Future development of such laws and regulations may require capital expenditures to ensure compliance. We may discover currently unknown environmental problems or conditions in relation to our past or present operations, or we may face unforeseen environmental liabilities in the future. These conditions and liabilities may require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations; or result in governmental or private claims for damage to person, property or the environment, either of which could have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to strict liability and, under specific circumstances, joint and several liability for the investigation and remediation of the contamination of soil, surface and ground water, including contamination caused by other parties, at properties that we own or operate and at properties where we or our predecessors arranged for the disposal of regulated materials.

We will incur significant costs as a result of operating as a public company.
      As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new requirements applicable to listing on the American Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new regulations and requirements to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of being a public company, we will be required to create additional board committees. We will incur additional costs associated with our public company reporting requirements. We also expect the new regulations and requirements to make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. If we are unable to effectively adjust our cost structure to address a significant increase in our legal, accounting and other expenses, our sales level and profitability could be harmed and our operations could be materially adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud and, as a result, our business could be harmed and current and potential stockholders could lose confidence in us, which could cause our stock price to fall.
      We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result, we expect to incur substantial additional expenses and diversion of management’s time. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities such as the SEC or the American Stock Exchange. Any such action could harm our business or investors’ confidence in us, and could cause our stock price to fall.
Risks Related To Our Common Stock

Our earnings per share will decrease dramatically immediately following this offering.
      We plan to use all of the net proceeds from the sale of shares of common stock in this offering toward the purchase of a new paper machine, which we expect will be fully operational by October 2006. We do not anticipate that our earnings will materially increase until the new paper machine is fully operational. Accordingly, immediately following this offering, the earnings per share of our common stock will decrease dramatically as a result of the shares issued in the offering.

We do not pay cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the future.
      Since January 2003, we have not paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the future. Instead, we intend to retain our future earnings to fund the development and growth of our business. In addition, the terms of our loan agreement prohibit us from declaring dividends without the prior consent of our lender. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our certificate of incorporation and bylaws, and Delaware law contain provisions that could discourage a takeover.
      Our certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a takeover. As described in “Description of Capital Stock — Anti-Takeover Provisions of Delaware Law and Charter Provisions”, these provisions may:

•	discourage, delay or prevent a change in the control of our company or a change in our management;

•	adversely affect the voting power of holders of common stock; and

•	limit the price that investors might be willing to pay in the future for shares of our common stock.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.
      Sales of substantial amounts of our common stock in the public market following this offering, or the perception that substantial sales may be made, could cause the market price of our common stock to decline. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers, directors and our stockholders who beneficially own more than 5% of our common stock provide that Taglich Brothers, Inc., in its sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus. Taglich Brothers, Inc. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.
      After this offering, we will have outstanding 3,875,000 shares of common stock, based upon shares of common stock outstanding as of June      , 2005, which assumes no exercise of the underwriter’s over-allotment option and no exercise of outstanding options or warrants. This includes the shares we are selling in this offering, which may be resold in the public market immediately. The remaining 51.6%, or 2,000,000 shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below. As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

Number of Shares/%
of Total Outstanding	Date of Availability for Resale into Public Market

1,434,377/37.0%	90 days after the effective date of this prospectus due to the requirements of the federal securities laws.
565,623/14.6%	180 days after the date of this prospectus due to an agreement these shareholders have with the underwriter.
However, the underwriter can waive this restriction and allow these shareholders to sell their shares at any time. For a more detailed description, please see “Shares Eligible for Future Sale”.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.
      The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $8.00 per share and our net tangible book value as of March 31, 2005, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by existing shareholders for their shares and you will suffer immediate dilution of approximately $2.82 per share in pro forma net tangible book value. In the past, we have issued warrants to acquire common stock at prices significantly below the initial public offering price. As of June      , 2005, 82,607 shares of our common stock were issuable upon the exercise of outstanding warrants, at an exercise price of $3.64 per share, and 270,000 shares of common stock were issuable upon exercise of stock options outstanding as of June      , 2005, at an exercise price equal to the public offering price of this offering and up to an additional 195,000 shares of our common stock were reserved for issuance under our Stock Incentive Plan. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution” for a detailed discussion of the dilution new investors will incur in this offering.
      We intend to file a registration statement on Form S-8 to register the shares reserved for issuance under our Stock Incentive Plan. The registration statement will become effective when filed, and, subject to applicable lock-up agreements, these shares may be resold without restriction in the public marketplace. See “Shares Eligible For Future Sale”.

Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.
      The revenue and income potential depends on expanding our production capacity and finding buyers for our additional production, and we may be unable to generate significant revenues or grow at the rate expected by securities analysts or investors. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenues or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline. Our results of operations will depend upon numerous factors, including:

•	our ability to reduce production costs;

•	demand for our products; and

•	our ability to develop sales and marketing capabilities.
      Our operating results in any particular period may not be a reliable indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock will likely decline.

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially, possibly resulting in class action securities litigation.
      Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will not necessarily reflect the market price of the common stock after this offering. The market price for the common stock after this offering will be affected by a number of factors, including:

•	actual or anticipated variations in our results of operations or those of our competitors;

•	changes in earnings estimates or recommendations by securities analysts or our failure to achieve analysts earnings estimates; and

•	developments in our industry.
      The stock prices of many companies in the paper products industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

Our directors have limited personal liability and rights of indemnification from us for their actions as directors.
      Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
      Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and other officers and employees and agents to the fullest extent permitted by law.
      We intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provision under Delaware law. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers.
      If any litigation or proceeding were pursued against any of our directors, officers, employees or agents where indemnification is required or permitted, we could incur significant legal expenses and be responsible for any resulting settlement or judgment.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to, among other things:

•	our business strategy;

•	our value proposition;

•	the market opportunity for our products, including expected demand for our products;

•	our estimates regarding our capital requirements; and

•	any of our other plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.
      These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements are only predictions.
      Factors that may cause our actual results to differ materially from our forward-looking statements include, among others:

•	competition in our industry;

•	adverse developments in our relationships with key customers, particularly Dollar General;

•	impairment of ability to meet our obligations and restrictions on future operations due to our substantial debt;

•	the inability to obtain additional financing in connection with our project to expand our paper mill;

•	cost overruns in connection with our project to expand our paper mill;

•	the loss of key personnel;

•	disruption in supply or cost of SBS paper;

•	availability and price of energy;

•	labor interruptions;

•	natural disaster or other disruption to our facility;

•	ability to finance the capital requirements of our business;

•	cost to comply with government regulations;

•	increased expenses and administrative workload associated with being a public company; and

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud.
      You should read this prospectus completely and with the understanding that our actual results may be materially different from what we expect. We undertake no duty to update these forward-looking statements after the date of this prospectus, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.
MARKET AND INDUSTRY DATA
      Some of the market and industry data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including Resource Information Systems Inc., or RISI, an independent paper and forest products industry research firm, and AC Nielsen. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $13.0 million. If the underwriter fully exercises the over-allotment option, the net proceeds will be approximately $15.1 million. “Net proceeds” are what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $8.00 per share.
      The principal purposes of this offering are to expand our production capacity in order to lower our production costs and to create a public market for our common stock.
      We plan to use the proceeds from the sale of stock, borrowings under a proposed credit agreement and, if necessary, use of our existing cash and cash flows from operations to purchase and install a new paper machine. The project consists of purchasing a paper machine, constructing a building to house the machine and the auxiliary equipment and increasing the capacity of the existing de-inking plant. The cost breakdown for the project is approximately 40% for the paper machine and 60% for the building, auxiliary equipment, de-inking equipment and engineering. The paper machine will be a new, modern crescent former with an 18 foot yankee dryer and a reel trim width of 102” with a gas-fired hood. This machine will be constructed in Europe, dismantled, shipped to Oklahoma and re-assembled. A new steel building will be erected next to our existing paper mill. This building will house the new paper machine and its auxiliary equipment, including storage tanks, piping and vacuum systems, as well as enough storage for approximately three days of parent roll production.
      The total expenditure for the project is estimated to be $27.0 million. While we expect to incur project costs over a period of 18 months, we have not yet determined the timing of the expenditures for the new paper machine. Further, these expenditures may vary significantly depending on a variety of factors, including the timing of construction and delivery of the paper machine.
      We intend to use substantially all of the net proceeds from this offering to finance this project. We expect to finance the estimated $12.4 million of remaining project expenditures through borrowings under a term loan agreement and, if necessary, use of our existing cash and cash flows from operations. See “Description of Indebtedness” beginning on page 61.
      Pending our use of the proceeds, we intend to invest the net proceeds of this offering primarily in short-term, investment grade, interest-bearing instruments.
DIVIDEND POLICY
      Since January 2003, we have not paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Additionally, under our credit facilities, we are prohibited from declaring dividends without the prior consent of our lender. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects and other factors that the board of directors may deem relevant.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis;

•	on a pro forma as adjusted basis reflecting the sale of 1,875,000 shares of our common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•	on a pro forma as adjusted basis reflecting the sale of 1,875,000 shares of our common stock at an assumed initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the incurrence of an additional $12.4 million of indebtedness. As of March 31, 2005, we have incurred $1.6 million of expenditures toward this project which were funded primarily by borrowings under our revolver.

	March 31, 2005

		Pro Forma

	Actual	as Adjusted(1)	as Adjusted(2)

	(in thousands except share data)
Short term debt, including current portion of long-term debt	$1,836	$1,836	$2,912

Long-term debt, excluding current portion
Revolving Line of Credit	2,642	—	1,034
Senior Term Loans	12,663	12,663	25,587
12% Subordinated Debentures	2,031	2,031	2,031

Total long term debt	17,336	14,694	28,652
Stockholders’ equity:
Common stock, $.001 par value, shares authorized 10,000,000, issued 2,000,000 actual; 3,875,000 as adjusted	2	4	4
Additional paid-in capital	5,505	18,503	18,503
Common stock warrants outstanding	141	141	141
Retained earnings	1,639	1,639	1,639

Total stockholders’ equity	7,287	20,287	20,287

Total Capitalization	$26,459	$36,817	$51,851

(1)	Adjusted to give effect to this offering.

(2)	Adjusted to give effect to this offering and the purchase of the new paper machine with the proceeds of this offering and the incurrence of an anticipated $12.4 million of additional borrowings.

      The table above does not include:

•	281,250 shares of our common stock subject to the underwriter’s over-allotment option;

•	82,607 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2005, at an exercise price of $3.64 per share;

•	270,000 shares of common stock issuable upon exercise of stock options outstanding as of June 1, 2005, at an exercise price equal to the public offering price of this offering;

•	up to an additional 195,000 shares of our common stock reserved for issuance under our Stock Incentive Plan; and

•	150,000 shares of common stock issuable upon exercise of warrants to be issued to designees of the underwriter in connection with this offering, at an exercise price equal to 120% of the public offering price of this offering.

DILUTION
      If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of March 31, 2005 was $7,054,000, or $3.53 per share, based on 2,000,000 shares of common stock outstanding as of March 31, 2005. Historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the actual number of shares of common stock outstanding.
      After giving effect to our sale of 1,875,000 shares of common stock offered by this prospectus at an assumed public offering price of $8.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value will be $20,054,000, or approximately $5.18 per share. This represents an immediate increase in pro forma net tangible book value of $1.65 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $2.82 per share to new investors. Dilution in historical net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. The following table illustrates this per share dilution.

Assumed public offering price per share		$8.00
Net tangible book value before this offering	$3.53
Increase per share attributable to new investors	1.65

Pro forma net tangible book value per share after this offering		5.18

Dilution per share to new investors		$2.82
      If the underwriter exercises its over-allotment option to purchase additional shares in this offering in full, our pro forma net tangible book value after the offering will be approximately $22,124,000, or $5.32 per share, representing an immediate increase in pro forma net tangible book value of $1.79 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $2.68 per share to new investors purchasing shares in this offering.
      The following table sets forth, as of March 31, 2005, the number of shares of common stock purchased from us, the total consideration paid and average price per share paid by existing stockholders and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $8.00 per share.

	Shares Purchased		Total Consideration		Average
					Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders	2,000,000	51.6%	$6,050,000	28.7%	$3.03
New Investors	1,875,000	48.4%	15,000,000	71.3%	$8.00

Total	3,875,000	100.0%	$21,050,000	100.0%	$5.43

      If the underwriter exercises its over-allotment option in full, our existing stockholders would own 48.1% and our new investors would own 51.9% of the total number of shares of our common stock outstanding after this offering.
      The tables above are based on 3,875,000 shares of common stock issued and outstanding as of March 31, 2005, assuming an offering price of $8.00 per share. These tables do not include:

•	281,250 shares of our common stock subject to the underwriter’s over-allotment option;

•	82,607 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2005 at an exercise price of $3.64 per share;

•	270,000 shares of common stock issuable upon exercise of stock options outstanding as of June 1, 2005, at an exercise price equal to the public offering price of this offering;

•	up to an additional 195,000 shares of our common stock reserved for issuance under our Stock Incentive Plan; and

•	150,000 shares of common stock issuable upon exercise of warrants to be issued to designees of the underwriter in connection with this offering, at an exercise price equal to 120% of the public offering price of this offering.
      Assuming exercise of all of our outstanding warrants and options but excluding warrants to be issued to designees of the underwriter (which are anti-dilutive), the pro forma net tangible book value per share after this offering and excluding the underwriter’s over-allotment option, would be increased to $5.33 per share and the dilution per share to new investors would be $2.67 per share, the number of shares purchased by existing stockholders would be increased to 2,352,607, or 55.6% of total shares purchased, and the total consideration would be increased to $8,510,689, or 36.2% of total consideration.
      In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA
      The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our financial statements and related notes included in the back of this prospectus. The following tables set forth selected financial data as of and for the years ended December 31, 2000, 2001, 2002 and 2003, the period from January 1, 2004, through February 29, 2004, the period from March 1, 2004 through December 31, 2004, the period from March 1, 2004 through March 31, 2004, and the period from January 1 through March 31, 2005. The selected financial data as of and for the years ended December 31, 2000, 2001, 2002 and 2003, the period from January 1, 2004, through February 29, 2004 and the period from March 1, 2004 through December 31, 2004 were derived from the Predecessor’s and our audited financial statements. Orchids, as it existed prior to its acquisition by Orchids Acquisition Group, Inc. is referred to as Predecessor. The consolidated financial information of Orchids and Orchids Acquisition Group, Inc. as it existed on and after March 1, 2004 is referred to as Successor. Our audited financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, and our unaudited results for the periods from March 1, 2004 through March 31, 2004 and from January 1 through March 31, 2005 are included in the back of this prospectus. The historical results are not necessarily indicative of the operating results to be expected in any future period.

	Predecessor	Successor	Combined	Successor

	Two Months	One Month	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 29,	March 31,	March 31,	March 31,
	2004	2004	2004	2005

	(in thousands)
Net Sales	$7,191	$2,854	$10,045	$12,542
Cost of Sales	6,156	2,405	8,561	10,725

Gross Profit	1,035	449	1,484	1,817
Selling, General and Administrative Expenses	1,196	427	1,623	959

Operating Income (Loss)	(161)	22	(139)	858
Interest Expense	45	96	141	369
Other Expense (Income)	—	—	—	(5)

Income (Loss) before Income Taxes	(206)	(74)	(280)	494
Provision for Income Taxes	66	10	76	148

Net Income (Loss)	($272)	($84)	($356)	$346

Operating Data
Cases Shipped	641	249	890	1,144
Net Selling Price per Case	$11.22	$11.46	$11.29	$10.96
Total paper usage — tons	4,575	2,219	6,794	8,271
Total Paper Cost per ton	$706	$701	$704	$824
Total Paper Cost	$3,229	$1,555	$4,784	$6,811
Cash Flow Data:
Cash Flow Provided by (Used in):
Operating Activities	$847	$(885)	$(38)	$(1,139)
Investing Activities	$(112)	$(14,526)	$(14,638)	$(1,556)
Financing Activities	$(445)	$14,945	$14,500	$2,215

	Predecessor					Successor	Combined

	Year Ended December 31,				Period from	Period from
					Jan 1 -	March 1 -	Year Ended
	2000	2001	2002	2003	Feb 29, 2004	Dec 31, 2004	December 31, 2004

	(in thousands)
Net Sales	$43,011	$51,304	$53,202	$44,524	$7,191	$39,736	$46,927
Cost of Sales	36,950	42,922	44,261	36,673	6,156	33,390	39,546

Gross Profit	6,061	8,382	8,941	7,851	1,035	6,346	7,381
Selling, General and Administrative Expenses	3,072	4,044	4,623	4,069	1,196	3,363	4,559

Operating Income (Loss)	2,989	4,338	4,318	3,782	(161)	2,983	2,822
Interest Expense	1,618	1,220	574	347	45	1,052	1,097
Other Expense (Income)	474	(18)	320	19	—	(5)	(5)

Income (Loss) before Income Taxes	897	3,136	3,424	3,416	(206)	1,936	1,730
Provision for Income Taxes	0	1,324	1,026	1,367	66	642	708

Net Income (Loss)	$897	$1,812	$2,398	$2,049	$(272)	$1,294	$1,022

Operating Data
Cases Shipped	3,878	4,516	4,746	4,040	641	3,645	4,286
Net Selling Price per Case	$11.09	$11.36	$11.21	$11.02	$11.22	$10.90	$10.95
Total Paper Usage — Tons	30,837	35,157	36,046	30,050	4,575	26,824	31,399
Total Paper Cost per Ton	$771	$703	$701	$690	$706	$718	$716
Total Paper Cost	$23,760	$24,710	$25,260	$20,729	$3,229	$19,247	$22,476
Cash Flow Data
Cash Flow Provided by (Used in):
Operating Activities	$2,238	$3,638	$6,796	$3,846	$847	$4,722	$5,569
Investing Activities	$(429)	$(736)	$(966)	$(619)	$(112)	$(19,794)	$(19,906)
Financing Activities	$(1,806)	$(2,902)	$(5,622)	$(3,247)	$(445)	$15,067	$14,622

	As of December 31,

	Predecessor				Successor	As of
						March 31,
	2000	2001	2002	2003	2004	2005

Working Capital	$936	$4,394	$2,349	$3,194	$3,399	$4,801
Net Property Plant and Equipment	18,152	16,863	15,701	14,335	24,492	25,726
Total Assets	27,279	25,991	23,805	22,960	33,407	35,818
Long-Term Debt, net of current portion	10,260	7,388	7,657	4,846	15,145	17,336
Total Stockholders’ equity	10,419	12,446	8,001	10,050	6,941	7,287

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of our financial condition and results of operations in conjunction with the audited financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. You should specifically consider the various risk factors identified in this prospectus that could cause actual results to differ materially from those anticipated in these forward-looking statements.
Overview
      We are a manufacturer and converter of tissue paper for the private label segment of the value retail consumer tissue market. We have focused our product design and manufacturing on the value, or dollar store retailers due to their consistent order patterns, limited number of stock keeping units, or SKUs, offered and the growth being experienced in this channel of the retail market. All of our revenue is derived pursuant to truck load purchase orders from our customers. We do not have supply contracts with any of our customers. Revenue is recognized when title passes to the customer. Because our product is a daily consumable item, the order stream from our customer base is fairly consistent with no significant seasonal fluctuations. Changes in the national economy, in general, do not materially affect the market for our products. Large dollar store customers usually allocate business for a range of SKUs by distribution center, and customarily award such business on an annual basis.
      Our profitability depends on several key factors, including:

•	the market price of our product;

•	the cost of parent rolls purchased on the open market to meet our converting requirements;

•	the cost of recycled waste paper used in producing paper;

•	the efficiency of operations in both our paper mill and converting plant; and

•	energy costs.
      The private label segment of the tissue industry is highly competitive, and value retail customers are extremely price sensitive. As a result, it is difficult to effect price increases. We expect these competitive conditions to continue.
      We have purchased parent rolls on the open market since 1998 because our own parent roll production has not adequately supplied the requirements of our converting facility. We purchased approximately 5,000, 3,300 and 10,400 tons of paper on the open market in 2004, 2003 and 2002, respectively, to supplement our paper-making capacity. Parent rolls are a commodity product and thus are subject to market price and availability. We have experienced significantly higher parent roll prices in recent periods, as well as limited availability, which has negatively impacted our profitability. We anticipate that the trend toward higher prices will continue for the foreseeable future. We intend to use the proceeds from this offering toward the purchase of a paper machine. Until this paper machine is fully operational, which we currently expect will occur by October 2006, we will continue to be subject to pricing and availability of parent rolls.
      In addition, as a public company we will incur additional general and administrative expenses that we did not incur as a private company, such as directors and officers liability insurance premiums and investor relations costs as well as increased legal and accounting expenses.

Comparative Three-Month Periods Ended March 31, 2004 and 2005
Net Sales

	Predecessor	Successor	Combined	Successor

	Two Months	One Month	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 29,	March 31,	March 31,	March 31,
	2004	2004	2004	2005

	(In thousands, except Average Price per Case)
Net Sales	$7,191	$2,854	$10,045	$12,542
Cases shipped	641	249	890	1,144
Average Price per Case	$11.22	$11.46	$11.29	$10.96
      Net sales increased $2.5 million, or 25.0%, to $12.5 million in the three-month period ended March 31, 2005 compared to $10.0 million for the three-month period ended March 31, 2004. Net sales figures include gross selling price, including freight, less discounts and pricing allowances. The increase in net sales experienced in 2005 was primarily due to serving an additional distribution center at one of our large value retail customers and the continued growth, particularly in same-store sales, of our existing customers. Shipments increased 254,000 cases, or 28.5%, to 1.1 million cases of finished product in the three-month period ending March 31, 2005 compared to the same period in 2004. Our net selling price in the three-month period ending March 31, 2005 was $10.96 per case compared to $11.29 per case in the same period in 2004. This decrease in price per case is due primarily to an increase in the percentage of business where the customer takes delivery at our facility and assumes responsibility for transportation, which reduces the selling price to the customer by an amount generally equal to the cost of freight.
Cost of Sales

	Predecessor	Successor	Combined	Successor

	Two Months	One Month	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 29,	March 31,	March 31,	March 31,
	2004	2004	2004	2005

	(In thousands, except Gross Profit %)
Cost of Paper	$3,229	$1,555	$4,784	$6,811
Non-paper materials, labor supplies, etc.	2,350	642	2,992	3,593
Operating lease payments	193	96	289	—

Sub-total	5,772	2,293	8,065	10,404
Depreciation	384	112	496	321

Cost of Sales	$6,156	$2,405	$8,561	$10,725
Gross Profit	$1,035	$449	$1,484	$1,817
Gross Profit Margin %	14.4%	15.7%	14.8%	14.5%
      Major components of cost of sales are the cost of internally produced paper, the cost of parent rolls purchased from third parties, raw materials, direct labor and benefits, freight costs of products shipped to customers, insurance, repairs and maintenance, energy, utilities and depreciation.
      Cost of sales increased approximately $2.2 million, or 25.3%, to $10.7 million for the three-month period ended March 31, 2005 compared to $8.6 million in the same period in 2004. As a percentage of net sales, cost of sales was relatively flat on a period-to-period basis at approximately 85%. Cost of sales as a percentage of net sales in the three-month period ended March 31, 2005 was favorably affected by reduced finished product sheet counts on some finished products, lower operating lease payments and reduced depreciation expense, offset by the higher average cost of parent rolls. In the first quarter of 2005, we implemented sheet count reductions on certain finished products to several large customers. Reducing sheet counts is often used as a substitute for price increases in the at home tissue market. Operating lease payments and depreciation expense decreased $289,000 and $175,000, respectively. Operating lease payments were eliminated in July of 2004 following the purchase of a towel converting line. Depreciation expense decreased because the effect of the increase in cost of equipment from the March 1 purchase price allocation and the purchase of the towel converting line in July of 2004 was more than offset by reduced depreciation expense from re-evaluating the estimated useful lives of depreciable assets. Paper costs made up almost 65% of total cost of sales in the three-month period ending March 31, 2005. The following chart depicts the major factors that influence our paper costs.

	Predecessor	Successor	Combined	Successor

	Two Months	One Month	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 29,	March 31,	March 31,	March 31,
	2004	2004	2004	2005

Paper usage (in tons)
Manufactured	4,406	2,077	6,483	5,470
Purchased	169	142	311	2,801
Converted	4,575	2,219	6,794	8,271
Paper Costs per ton
Cost per ton produced internally	$703	$695	$700	$724
Cost per ton purchased from third parties	$781	$782	$781	$1,018
Total cost per ton consumed	$706	$701	$704	$824
Total paper costs (in thousands)
Cost of internally produced paper	$3,097	$1,444	$4,541	$3,960
Cost of paper purchased by third parties	132	111	243	2,851

Total paper costs	$3,229	$1,555	$4,784	$6,811
      Our increase in cases shipped in the first quarter of 2005 resulted in the required amount of consumption of paper from third-party suppliers being increased by 2,490 tons to 2,801 tons or approximately 34.0% of total tons consumed. The cost per ton of parent rolls purchased was significantly higher in 2005 as the parent roll market continued to experience shortages. Our average cost of parent rolls purchased from third-party suppliers increased to $1,018 per ton in 2005 compared to $781 per ton in 2004.
      In July 2004, we purchased a towel converting line that was leased in 2001 under an operating lease by exercising an early buyout option. The purchase price for the early buyout was approximately $4.0 million. Prior to the buyout, the $1.15 million annual payment made pursuant to the operating lease was reflected in cost of sales. The converting line has an estimated remaining useful life of, and is being depreciated over 15 years. This transaction had the effect of reducing other cost of sales by $289,000 and increasing depreciation expense by $67,000, or a net reduction in cost of sales of $222,000 in 2005 compared to 2004. Depreciation expense fell by an additional $126,000 in 2005 compared to 2004 due to the re-evaluation of the useful lives used for depreciation following the acquisition of the company in March 2004. The effect of this change in estimate is reflected in our results for the three-month period ending March 31, 2005 and the one-month period ending March 31, 2004.
Gross Profit
      Gross profit increased $333,000, or 22.4%, to $1.8 million for the three months ended March 31, 2005 compared to $1.5 million for the same period in 2004. Gross profit as a percentage of net sales stayed relatively flat at 14.5% in 2005 compared to 14.8% in 2004. The major reasons for the flat gross profit percentage were the previously discussed increase in quantity and cost per ton of parent rolls purchased from third parties being offset by reduced sheet counts on certain finished case items and lower operating lease payments and depreciation.

Selling, General and Administrative Expenses

	Predecessor	Successor	Combined	Successor

	Two Months	One Month	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 29,	March 31,	March 31,	March 31,
	2004	2004	2004	2005

	(In thousands, except SG&A as a % of net sales)
Recurring S,G&A Expenses	$571	$427	$998	$959
Management Incentive Payments	625	—	625	—

Selling General & Adm Exp	$1,196	$427	$1,623	$959
SG&A as a % of sales	16.6%	15.0%	16.2%	7.6%
      Selling, general and administrative expenses include salaries, commissions to brokers and other miscellaneous expenses. Selling, general and administrative expenses decreased $664,000, or 40.9%, to $959,000 in the three-month period ending March 31, 2005 compared to $1.6 million in the same period in 2004. Expenses in 2004 included a $625,000 bonus paid to certain members of management. The management bonus payment was granted pursuant to a management incentive plan, which was triggered by the acquisition of the company in March 2004. The plan was terminated following the acquisition of the company. Excluding the management bonus payment, selling, general and administrative expenses were relatively unchanged.
Operating Income
      As a result of the foregoing factors, operating income for the three-month period ending March 31, 2005 was $858,000 compared to an operating loss in the three-month period ending March 31, 2004 of $139,000.
Interest and Other Expense

	Predecessor	Successor	Combined	Successor

	Two Months	One Month	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 29,	March 31,	March 31,	March 31,
	2004	2004	2004	2005

	(In thousands)
Interest Expense	$45	$96	$141	$369
Other Expense (Income)	—	—	—	(5)
      Interest expense includes interest paid and accrued on all debt and amortization of both deferred debt financing costs and of the discount on our subordinated debt related to warrants issued with the debt. See “Liquidity and Capital Resources.” Interest expense increased $228,000 to $369,000 in the three-month period ending March 31, 2005, compared to $141,000 in the same period in 2004. This increase was the result of additional debt we incurred in March 2004 as part of the acquisition of the company, borrowings under a new term loan to finance the purchase of the towel converting line previously discussed and, to a lesser extent, the rise in interest rates experienced during the period. Our acquisition of the company was financed with $6.1 million of proceeds from the sale of common stock and a net increase in borrowings of approximately $11.0 million.
Income Before Income Taxes
      As a result of the foregoing factors, income before income taxes increased $774,000 to $494,000 in the three-month period ending March 31, 2005, compared to a loss in the three-month period ending March 31, 2004 of $280,000.

Income Tax Provision
      For the three-month period ending March 31, 2005, the estimated annual effective income tax rate of 30%, applied to pre-tax income, resulted in income tax expense of $148,000. The utilization of Indian employment credits is the major reason for the variance from the statutory rate. In the three-month period ending March 31, 2004, an income tax provision of $76,000 was recorded due to adjustment of amounts previously claimed for Indian employment credits.
Comparative Years Ended December 31, 2002, 2003 and 2004
Net Sales

	Predecessor			Successor	Combined

	Year Ended
	December 31,		Period from	Period from
			January 1 -	March 1 -	Year Ended
	2002	2003	February 29, 2004	December 31, 2004	December 31, 2004

	(in thousands, except Average Price per Case)
Net Sales	$53,202	$44,524	$7,191	$39,736	$46,927
Cases shipped	4,746	4,040	641	3,645	4,286
Average Price per Case	$11.21	$11.02	$11.22	$10.90	$10.95
      Net sales increased $2.4 million, or 5.4%, to $46.9 million for the year ended December 31, 2004 compared to $44.5 million for the year ended December 31, 2003. Net sales figures include gross selling price, including freight, less discounts and pricing allowances. The increase in net sales experienced in 2004 was due primarily to the continued growth, particularly in same-store sales, of our existing customers. The net number of distribution centers of large value retailers we supplied was relatively unchanged from 2003. Finished goods shipments are measured in cases and we only ship our products in full truck load quantities. Shipments increased 246,000 cases, or 6.1%, to 4.3 million cases of finished product in 2004 compared to 2003. Competitive pressures experienced beginning in late 2003 and continuing into early 2004 resulted in a lower average net selling price per case of $10.95 in 2004 compared to $11.02 in 2003. During the middle of 2004, the availability of paper in the market began to tighten, which provided the opportunity for price increases to be implemented by the major brand producers. However, it is customary to honor prices negotiated with our major value retail customers until the next annual sourcing period and, as a result, we were unable to effect any material price increases.
      Net sales decreased $8.6 million, or 16.3%, to $44.5 million for the year ended December 31, 2003 compared to $53.2 million for the year ended December 31, 2002. Case shipments decreased 706,000, or 14.9%, to 4.0 million cases for 2003 compared to 2002. The decrease was primarily due to a reduction in the number of distribution centers serviced by the company at one of our large customers and the loss of business with another material customer. Our average net selling price per case decreased approximately $0.19 per case due to overall market pricing pressures experienced in the second half of 2003.

Cost of Sales

	Predecessor			Successor	Combined

	Year Ended
	December 31,		Period from	Period from
			January 1 -	March 1 -	Year Ended
	2002	2003	February 29, 2004	December 31, 2004	December 31, 2004

	(in thousands, except Gross Profit %)
Cost of Paper	$25,260	$20,729	$3,229	$19,248	$22,477
Non-paper materials, labor supplies, etc.	15,668	12,577	2,350	12,470	14,820
Operating lease payments	1,147	1,147	193	384	577

Sub-total	42,075	34,453	5,772	32,102	37,874
Depreciation	2,186	2,220	384	1,288	1,672

Cost of Sales	$44,261	$36,673	$6,156	$33,390	$39,546
Gross Profit	$8,941	$7,851	$1,035	$6,346	$7,381
Gross Profit %	16.8%	17.6%	14.4%	16.0%	15.7%
      Major components of cost of sales are the cost of internally produced paper, the cost of parent rolls purchased from third parties, raw materials, direct labor and benefits, freight costs on products shipped to customers, insurance, repairs and maintenance, energy, utilities and depreciation.
      Cost of sales increased approximately $2.9 million, or 7.8%, to $39.5 million for the year ended December 31, 2004 compared to $36.7 million for 2003. As a percentage of net sales, cost of sales increased to 84.3% in 2004 compared to 82.4% in 2003. The primary reason for the increase in cost of sales as a percentage of net sales in 2004 was increased paper costs, which partially offset the effects of purchasing a converting line off an operating lease, and reduced depreciation expense in the last ten months of 2004. Depreciation decreased in the last ten months of 2004 because the effect of the increase in cost of equipment from the March 1 purchase price allocation and the purchase price of the converting line was more than offset by reduced depreciation expense from re-evaluating the estimated useful lives of depreciable assets and the elimination of the converting line lease expense. Paper costs make up almost 60% of our cost of sales, and have a significant effect on our profitability and margins. The chart below depicts the major factors that influence our paper costs:

	Predecessor			Successor	Combined

	Year Ended
	December 31,		Period from	Period from
			January 1 -	March 1 -	Year Ended
	2002	2003	February 29, 2004	December 31, 2004	December 31, 2004

Paper usage (in tons)
Manufactured	25,683	26,701	4,406	21,976	26,382
Purchased	10,363	3,349	169	4,848	5,017
Converted	36,046	30,050	4,575	26,824	31,399
Paper Costs per ton
Cost per ton produced internally	$668	$677	$703	$670	$675
Cost per ton purchased from third parties	$782	$792	$781	$933	$928
Average cost per ton consumed	$701	$690	$706	$718	$716
Total paper costs (in thousands)
Cost of internally produced paper	$17,156	$18,077	$3,097	$14,724	$17,821
Cost of paper purchased from third parties	8,104	2,652	132	4,524	4,656

Total paper costs	$25,260	$20,729	$3,229	$19,248	$22,477

      The primary reason for the increase in cost of sales as a percentage of sales in 2004 was both the quantity and per ton costs of parent rolls purchased from third-party suppliers. Since we operate our paper mill at capacity, the increase in cases shipped in 2004 forced us to purchase additional paper from third-party suppliers. Our purchases from third parties increased by 49.8% to 5,017 tons in 2004 compared to 3,349 tons purchased in 2003. The cost of the parent rolls purchased from third parties is substantially higher than those produced internally. In addition, the average price paid for parent rolls purchased from third parties increased by 17.2% to $928 per ton in 2004 compared to $792 per ton in 2003, due to an acute market shortage of available parent rolls, especially in the second half of the year. The combination of these two items increased our average cost of parent rolls by $26 per ton, or 3.8%, to $716 per ton in 2004 compared to $690 per ton in 2003.
      In July 2004, we purchased a towel converting line that was leased in 2001 under an operating lease by exercising an early buyout option. The purchase price for the early buyout was approximately $4.0 million. Prior to the buyout, the $1.15 million annual payment made pursuant to the operating lease was reflected in cost of sales. The converting line has an estimated remaining useful life of, and is being depreciated over 15 years. This transaction had the effect of reducing other cost of sales by $570,000 and increasing depreciation expense by $130,000, or a net reduction in cost of sales of $440,000 in 2004 compared to 2003. Depreciation expense fell by an additional $400,000 in 2004 due to the re-evaluation of the useful lives used for depreciation following the acquisition of the company in March 2004. The effect of this change in estimate is reflected in our results for the ten-month period ending December 31, 2004.
      Cost of sales decreased $7.6 million, or 17.1%, to $36.7 million for the year ended December 31, 2003 compared to $44.3 million for 2002. As a percent of net sales, cost of sales decreased to 82.4% in 2003 compared to 83.2% for 2002. The major reason for the reduction in cost of sales as a percent of net sales was the reduced quantity of parent rolls required to be purchased from third parties. Due to lower shipment levels, our purchases of parent rolls from third parties decreased by 7,014 tons, or 67.7%, to 3,349 tons in 2003 compared to 10,363 tons in 2002. As a result, our average cost of parent rolls consumed in 2003 decreased $11 per ton, or 1.7%, to $690 per ton compared to $701 per ton consumed in 2002.
Gross Profit
      Gross profit decreased by $470,000, or 6.0%, to $7.4 million for the year ended December 31, 2004 compared to $7.9 million for the year ended December 31, 2003. As a percent of net sales, gross profit dropped to 15.7% in 2004 compared to 17.6% in 2003. The major reasons for the reduction in gross profit as a percentage of net sales were the previously discussed decrease in average net selling price per case and increase in both the quantity and per ton cost of parent rolls purchased from third parties which was partially offset by lower rental expense and depreciation.
      Gross profit decreased $1.1 million, or 12.2%, to $7.9 million for the year ended December 31, 2003 compared to $8.9 million for the year ended December 31, 2002. As a percentage of sales, gross profit increased to 17.6% in 2003 from 16.8% in 2002. The previously discussed reduction in shipments was the primary cause of the reduction of gross profit, while the reduction in parent roll tonnage purchased from third party suppliers was the major reason for the increased gross profit as a percentage of net sales experienced in 2003 compared to 2002.

Selling, General and Administrative Expenses

	Predecessor			Successor	Combined

	Year Ended
	December 31,		Period from	Period from
			January 1 -	March 1 -	Year Ended
	2002	2003	February 29, 2004	December 31, 2004	December 31, 2004

	(in thousands, except SG&A as a % of net sales)
Recurring SG&A Expenses	$4,108	$4,069	$571	$3,363	$3,934
Management Incentive Payments	515	—	625	—	625

Selling, General & Adm Exp	4,623	4,069	1,196	3,363	4,559
SG&A as a % of net sales	8.7%	9.1%	16.6%	8.5%	9.7%
      Selling, general and administrative expenses include salaries, commissions to brokers and other miscellaneous expenses. Selling, general and administrative expenses increased $490,000, or 12.0%, to $4.6 million for the year ended December 31, 2004 compared to $4.1 million for the year ended December 31, 2003. The increase in 2004 was primarily attributable to a $625,000 bonus paid to certain members of management. The management bonus payment was granted pursuant to a management incentive plan, which was triggered by the acquisition of the company in March 2004. These increases were partially offset by a reduction in bad debt expense, the elimination of fees paid to an investment banking firm hired to solicit offers for our acquisition in 2003, and lower overall administrative expenses.
      Selling, general and administrative expenses decreased $554,000, or 12.0%, to $4.1 million in the year ended December 31, 2003 compared to $4.6 million for the year ended December 31, 2002. In 2002, $515,000 was paid to our Chief Executive Officer pursuant to the previously discussed management incentive plan as a result of a recapitalization completed by our prior owners during the year. No management incentive payments were made in 2003.
Operating Income
      As a result of the foregoing factors, operating income for the twelve months ended December 31, 2004, 2003 and 2002 was $2.8 million, $3.8 million and $4.3 million, respectively.
Interest and Other Expense

	Predecessor			Successor	Combined

	Year Ended
	December 31,		Period from	Period from
			January 1 -	March 1 -	Year Ended
	2002	2003	February 29, 2004	December 31, 2004	December 31, 2004

	(in thousands)
Interest Expense	$574	$347	$45	$1,052	$1,097
Other Expense (Income)	320	19	—	(5)	(5)
      Interest expense includes interest paid and accrued on all debt and amortization of both deferred debt financing costs and of the discount on our subordinated debt related to warrants issued with the debt. See “Liquidity and Capital Resources”. Interest expense increased $750,000, to $1.1 million in the year ended December 31, 2004 compared to $347,000 for the year ended December 31, 2003. This increase was the result of additional debt we incurred in March 2004 as part of the acquisition of the company, borrowings under a new term loan to finance the purchase of the towel converting line previously leased and, to a lesser extent, the rise in interest rates experienced during the period. Our acquisition of the company was financed with $6.1 million of proceeds from the sale of common stock and a net increase in borrowings of approximately $11.0 million.
      Interest expense decreased $227,000 to $347,000 for the year ended December 31, 2003 compared to $574,000 for 2002. Our average borrowing levels were lower in 2003 due to debt reduction from required principal payments.

      Other expense (income) decreased to $19,000 in 2003 compared to $320,000 in 2002. In 2002, other income included a $350,000 payment to settle a lawsuit with a distributor.
Income Before Income Taxes
      As a result of the foregoing factors, income before income taxes decreased by $1.7 million to $1.7 million for the year ended December 31, 2004 compared to $3.4 million for the year ended December 31, 2003. Income before income taxes did not change materially in 2003 compared to 2002.
Income Tax Provision
      For the year ended December 31, 2004, income tax expense was $708,000 resulting in an effective tax rate of 41%, compared to 40% and 30% in the corresponding periods in 2003 and 2002. Our income tax expense was higher than the federal statutory rate in 2004 due to adjustment of amounts previously claimed for Indian employment credits. For the ten-month period ended December 31, 2004, state income taxes were eliminated by investment and employment credits. In 2003, the effective tax rate exceeded the federal statutory rate due to state income tax. In 2002, the effective tax rate was less than the federal statutory rate due to Indian employment credits.
LIQUIDITY AND CAPITAL RESOURCES
Overview
      Liquidity refers to the liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets consist of cash as well as short-term investments. Our cash requirements have historically been satisfied through a combination of cash flows from operations and debt financings. Our strategy to eliminate the need to purchase paper from third-party suppliers through the purchase of a new paper machine is expected to be funded through the net proceeds of this offering, additional bank financing and, if necessary, cash reserves and cash flows from operations.
      Cash decreased $480,000 to $5,000 at March 31, 2005 compared with $485,000 as of December 31, 2004. In addition to the cash balances, we maintained $751,000 of short-term investments in certificates of deposit at March 31, 2005.
      The following table summarizes key cash flow information for the two-month period ended February 29, 2004, the one-month period ended March 31, 2004 and the three-month period ended March 31, 2005.

	Predecessor	Successor	Combined	Successor

	Two Months	One Month	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 29,	March 31,	March 31,	March 31,
	2004	2004	2004	2005

Cash Flow Data:
Cash Flow Provided by (Used in):
Operating Activities	$847	$(885)	$(38)	$(1,139)
Investing Activities	(112)	(14,526)	(14,638)	(1,556)
Financing Activities	(445)	14,945	14,500	2,215
      Cash used by operating activities was $1.1 million in the three-month period ended March 31, 2005, which primarily consisted of an increase in inventory of $2.0 million being partially offset by earnings. The inventory increase was primarily in finished case inventory and parent rolls. Both of these inventory areas were abnormally low at December 31, 2004 due to a tight parent roll market, which made procuring adequate quantities of parent rolls difficult and constricted finished case production in the last quarter of 2004. We were able to source adequate quantities of parent rolls in the first quarter of 2005, which allowed us to increase finished case production and increase our parent roll inventory. Finished case shipments were approximately 10% under our production forecast and given long lead times on parent rolls purchased from third parties, we increased our parent roll inventory over our target levels during the quarter.
      Cash used by investing activities was $1.6 million in the three-month period ending March 31, 2005. This amount was all related to capital expenditures and primarily attributed to down payments on a new paper machine and components. We intend to use the proceeds from this offering, borrowings under a new bank loan and, if necessary, cash flow from operations to finance the balance of our new paper machine.
      Cash provided by financing activities was $2.2 million in the three-month period ended March 31, 2005, and was primarily attributable to net borrowings under the revolving credit line of $2.6 million. The borrowings were used to finance the previously discussed increase in inventory and capital expenditures.
      Cash used in operating activities for the three-month period ending March 31, 2004 was $38,000, which consisted of our net loss, a decrease in accounts receivable and an increase in a receivable from an escrow fund established in the acquisition of the company.
      Cash used in investing activities was $14.6 million for the three-month period ended March 31, 2004, and was primarily attributable to the acquisition of the company in March 2004.
      Cash provided by financing activities totaled $14.5 million for the three-month period ended March 31, 2004. The previously discussed acquisition of the company was funded by the sale of common stock in the amount of $6.1 million, bank loan borrowings of $16.0 million and subordinated debt borrowings of $2.2 million. Term loans in the amount of $7.1 million were paid off as part of the acquisition.
      The following table summarizes key cash flow information for the years ended December 31, 2002 and 2003, the period from January 1, 2004 to February 28, 2004 and from March 1, 2004 to December 31, 2004:

	Predecessor			Successor	Combined

			Period from	Period from
			Jan 1 -	March 1 -	Year Ended
	2002	2003	Feb 29, 2004	Dec 31, 2004	Dec 31, 2004

	(in thousands)
Cash Flow Data:
Cash Flow Provided by (Used in):
Operating Activities	$6,796	$3,846	$847	$4,722	$5,569
Investing Activities	(966)	(619)	(112)	(19,794)	(19,906)
Financing Activities	(5,622)	(3,247)	(445)	15,067	14,622
      Cash generated from operating activities increased $1.8 million to $5.6 million for the year ended December 31, 2004 compared to $3.8 million for the year ended December 31, 2003. The increase was attributable to a reduction in working capital partially offset by lower earnings. The reduction in working capital was primarily attributable to a $340,000 reduction in accounts receivable, a $740,000 reduction in inventory and a $885,000 increase in accounts payable. The reduction in accounts receivable was primarily due to a change in payment terms with our largest customer. Our reduced level of inventory was primarily in finished case and parent roll inventories and was due to difficulties in purchasing parent rolls from third-party suppliers which restricted converting operations and reduced inventory. Accounts payable increased primarily due to the timing of bills and remittances.
      Investing activities for the year ended December 31, 2004 included capital expenditures of $4.5 million compared to capital expenditures of $854,000 in 2003. The increase in capital expenditures was primarily attributable to the previously discussed $4.0 million purchase of a towel converting line.
      Net cash provided by financing activities totaled $14.6 million for the year ended December 31, 2004 compared to cash used in financing activities of $3.2 million in for the year ended December 31, 2003. In 2004, the previously discussed acquisition of the company was funded by the sale of common stock in the amount of $6.1 million, bank loan borrowings of $16.0 million and subordinated debt borrowings of

$2.2 million. Term loans in the amount of $7.1 million were paid off as part of the acquisition. In addition, in July 2004, we entered into a $3.9 million term loan to finance the purchase of a towel converting line. Principal payments for 2004 were $2.5 million exclusive of the $7.1 million paid off at the closing of the acquisition. This reduction in principal balance was the result of normal monthly debt payments due on our term loans and a principal paydown of $1.2 million resulting from the return of funds from an escrow account established during the acquisition of the company.
      Cash provided by operating activities for the year ended December 31, 2003 decreased to $3.8 million compared to $6.8 million for the year ended December 31, 2002. The decrease in 2003 was primarily attributable to lower earnings and an increase in working capital. The increase in working capital was due largely to timing differences and included an $806,000 increase in inventory. Inventory increased primarily due to higher levels of parent rolls on hand at year end which is largely due to timing of receipts.
      Cash flows used in investing activities for the year ended December 31, 2003 was $619,000, driven primarily by normal additions to property, plant and equipment.
      Cash flows used in financing activities was $3.2 million for the year ended December 31, 2003 which was almost entirely comprised of the scheduled principal reduction of our term loans.
      Cash provided by operating activities was $6.8 million for year ended December 31, 2002. The major components were a reduction in accounts receivable of $597,000 and a reduction in inventory of $395,000, both primarily related to timing.
      Cash used in investing activities was $966,000 for the year ended December 31, 2002, driven primarily by normal additions to property, plant and equipment.
      Cash flows used in financing activities was $5.6 million for the year ended December 31, 2002. We paid a $6.8 million dividend to our prior owners, which we funded with proceeds from a new credit agreement.
      We maintain a revolving credit facility and a term loan agreement with a bank group agented by Bank of Oklahoma. The amount of the revolving credit commitment was $5.0 million as of March 31, 2005. Borrowings under the revolving credit agreement are limited to a borrowing base, which is calculated on a percentage of eligible accounts receivable and inventory. As of March 31, 2005 our borrowing base was limited to $3.9 million. Our term loan agreement consists of a $13.5 million term loan entered into on March 1, 2004 and a $3.9 million term loan entered into on July 19, 2004. Both term loans have three-year terms and seven-year amortizations. Our credit facility includes covenants that, among other things, require us to maintain, on a quarterly basis, a specific ratio of funded debt to EBITDA, a minimum level of tangible net worth, a specific debt service coverage ratio and limits our capital expenditures. As of March 31, 2005, we were in compliance with all financial covenants. The loan facility includes an excess cash flow recapture provision. The revolving credit facility and term loan agreement are secured by substantially all of our assets. Our revolving credit facility may be used for general corporate purposes, including working capital and equipment purchases. The interest rate under both the revolving credit facility and the term loan agreement is variable and is equal to either prime or LIBOR rate plus an interest rate margin which is based upon the ratio of funded debt to EBITDA less income taxes paid, and which ranges from negative 50 basis points to 150 basis points for prime rate loans and 225 to 425 basis points for LIBOR-based loans. The interest rate margin is adjusted quarterly. As of March 31, 2005, our interest rate margin was prime plus 150 basis points or LIBOR plus 425 basis points. We had $2.2 million outstanding as of March 31, 2005 under our revolving credit facility. An $850,000 letter of credit was outstanding as of March 31, 2005, which was closed in April 2005. As of March 31, 2005, $10.9 million and $3.6 million were outstanding under the two previously discussed term loans.
      On March 1, 2004, Orchids Acquisition Group, Inc., which subsequently merged with and into us, sold units consisting of $2.2 million principal amount of subordinated debentures and common stock warrants to help finance our acquisition. The subordinated debentures were sold in units of $1,000 bearing interest at 12% per year, payable quarterly, with each note including a warrant to purchase 38 shares of common stock at an exercise price of $3.64 per share.

      We have signed a commitment letter with our existing lender for the additional debt needed for the project to expand our paper mill and are currently negotiating loan documents. However, we may be unable to consummate this financing on favorable terms or at all. See “Description of Indebtedness — New Paper Machine Financing.”
      Set forth below is our forecast of capital expenditures, consisting of the paper machine purchase, growth and maintenance expenditures for 2005, 2006 and 2007.

	2005	2006	2007	Total

	(in thousands)
Paper machine purchase	$22,000	$5,000	$0	$27,000
Growth	0	2,500	0	2,500
Maintenance	600	700	700	2,000

	$22,600	$8,200	$700	$31,500
Contractual Obligations
      As of December 31, 2004, our contractual cash obligations consisted of our long-term debt and management fees. We do not have any purchase or leasing commitments or debt guarantees outstanding as of December 31, 2004. We do not have any defined benefit pension plans nor do we have any obligation to fund any post retirement benefit obligations for our work force.
      Maturities of these contractual obligations consist of the following:

	Payments Due by Period

		Years

Contractual Cash Obligations	Total	1	2 and 3	4 and 5	after 5

	(in thousands)
Long-term debt(1)	$16,957	$1,812	$13,120	$2,025	$0
Interest payments(2)(3)	2,843	1,142	1,400	301	0
Management services agreement(4)	738	342	250	146	0

(1)	Under Orchids’ revolving credit and term loan agreement, the maturity of outstanding debt could be accelerated if we do not maintain certain financial covenants. At December 31, 2004, we were in compliance with our loan covenants.

(2)	These amounts do not include interest payments due under our revolving credit facility as the amount borrowed in future years is uncertain at this time.

(3)	Interest payments on the term loan outstanding under our term loan agreement have been calculated based on the interest rate as of December 31, 2004.

(4)	Payments in year 1 include a $150,000 lump sum to reduce the annual fee payable pursuant to our amended and restated management services agreement from $325,000 to $125,000.
      We have entered into purchase agreements with Recard S.p.A. Tissue Machines and Premair Technology Inc. to begin construction of a new paper machine and related systems. As of April 19, 2005, these purchase agreements total approximately $8,700,000. Down payments were required to these vendors with the remaining payments spread over a seven-month period. One of these agreements is denominated in foreign currency. We have limited our exchange rate exposure by entering into exchange rate contracts for the future specified payment dates. One of these agreements contains a cancellation agreement which limits our liability to the supplier’s out-of-pocket expenditures and committed liabilities.
Critical Accounting Policies and Estimates
      The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.
      Accounts Receivable. Accounts receivable consist of amounts due to us from normal business activities. Our management must make estimates of accounts receivable that will not be collected. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s creditworthiness as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated losses based on historical experience and specific customer collection issues that we have identified. Trade receivables are written-off when all reasonable collection efforts have been exhausted, including, but not limited to, external third party collection efforts and litigation. While such credit losses have historically been within management’s expectations and the provisions established, there can be no assurance that we will continue to experience the same credit loss rates as in the past. Accounts receivable balances that have been written-off in the years ended December 31, 2004, 2003 and 2002 were $38,000, $80,000 and $68,000, respectively.
      Inventory. Our inventory consists of finished goods and raw materials and is stated at the lower of cost or market. Our management regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based on the age of the inventory and forecasts of product demand. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. We have increased the inventory valuation reserve by $12,000, $12,000 and $10,000 in the years ended December 31, 2004, 2003 and 2002, respectively.
New Accounting Pronouncements
      The Financial Accounting Standards Board (“FASB”) periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. We have reviewed the recently issued pronouncements and concluded that the following new accounting standards are applicable to us.
      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities,” that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. For the Company, the consolidation provisions of FIN 46, as revised, are effective in fiscal years beginning after December 15, 2004. The adoption of FIN 46 is not expected to have a material effect on the Company’s financial position or results of operations.
      In November 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs,” which revised Accounting Research Bulletin (“ARB”) No. 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We believe that the adoption of this standard will have no material impact on our financial position and results of operations
      In December 2004, the FASB issued SFAS No. 153 “Exchange of Nonmonetary Assets — An Amendment of Accounting Principles Board, or APB, Opinion No. 29.” SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by APB Opinion No. 25. “Accounting for Stock Issued to Employees,” and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in our statement of income. The effective date of the new standard is for the quarter ending March 31, 2006. The modified prospective method will be used, requiring that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of 2006. The Company may elect to apply SFAS 123 retroactively upon adoption by restating 2005. Alternatively, the Company may early adopt to apply SFAS 123 to option grants in 2005. The Company plans to early adopt for stock option grants in 2005. There were no grants in the first quarter of 2005.
Non-GAAP Discussion
      In addition to our GAAP results, we also consider non-GAAP measures of our performance for a number of purposes. We use EBITDA as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or a measure of our liquidity.
      EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.
      We believe EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense).
      EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures for capital expenditures;

•	it does not reflect changes in, or cash requirements for, our working capital requirements;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect cash requirements for such replacements; and

•	other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
      Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or to reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.
      We are presenting adjusted EBITDA numbers in the following table to highlight the effect of purchasing the converting line lease on overhead expense and the non-recurring expenses incurred related to the purchase of our company in 2004. In July 2004, we exercised an early buyout option on an operating lease used on a towel converting line. The annual lease expense was $1.1 million and was reflected in cost of sales. The converting line has an estimated useful life of, and is being depreciated over, 15 years. Also, a management incentive plan was put in place in 1999 which triggered payments in the event of a sale of the company up to a specified percentage of capital gains from the sale. In 2002, $515,000 was accrued and paid in 2003 to a member of management following a large dividend distribution to our previous owner. In 2004, $625,000 was paid to certain members of management upon completion of the sale of the company.
      The following table reconciles Adjusted EBITDA to net income for the three-month periods ended March 31, 2004 and March 31, 2005:

	Predecessor	Successor	Combined	Successor

	Two Months	One Month	Three Months	Three Months
	Ended	Ended	Ended	Ended
	February 29,	March 31,	March 31,	March 31,
	2004	2004	2004	2005

	(in thousands)
Net Income (Loss)	$(272)	$(84)	$(356)	$346
Plus: Interest expense, net	45	96	141	369
Plus: Income tax expense	66	10	76	148
Plus: Depreciation	384	112	496	321

EBITDA	223	134	357	1,184
Plus: Payments on operating lease	193	96	289	0
Plus: Management incentive payments	625	0	625	0

Adjusted EBITDA	$1,041	$230	$1,271	$1,184
Percent of net sales	14.5%	8.1%	12.7%	9.4%
      Adjusted EBITDA decreased $87,000 to $1.2 million, or 9.4% of net sales, for the three-month period ended March 31, 2005 compared to $1.3 million, or 12.7% of net sales, for the three-month period ended March 31, 2004. The foregoing factors discussed in the net sales, cost of sales and selling, general and administrative expenses sections are the reasons for the change.
      The following table reconciles Adjusted EBITDA to net income for the years ended December 31, 2002, December 31, 2003 and December 31, 2004:

	Predecessor			Successor	Combined

	Year Ended
	Dec 31,		Period from	Period from
			Jan 1 -	March 1 -	Year Ended
	2002	2003	Feb 29, 2004	Dec 31, 2004	Dec 31, 2004

	(in thousands)
Net Income (Loss)	$2,398	$2,049	$(272)	$1,294	$1,022
Plus: Interest expense, net	574	347	45	1,052	1,097
Plus: Income tax expense	1,026	1,367	66	642	708
Plus: Depreciation	2,186	2,220	384	1,288	1,672

EBITDA	6,184	5,983	223	4,276	4,499
Plus: Payments on operating lease	1,147	1,147	193	384	577
Plus: Management incentive payments	515	0	625	0	625

Adjusted EBITDA	$7,846	$7,130	$1,041	$4,660	$5,701
Percent of Net Sales	14.8%	16.0%	14.4%	11.7%	12.2%

      Adjusted EBITDA decreased $1.4 million to $5.7 million, or 12.2% of net sales, for the year ended December 31, 2004 compared to $7.1 million, or 16.0% of net sales, for year ended December 31, 2003. The foregoing factors discussed in the net sales, cost of sales and selling, general and administrative expenses sections are the reasons for the change. However, the largest single cause for the decrease in both adjusted EBITDA and adjusted EBITDA as a percentage of sales was higher paper costs.
      Adjusted EBITDA for the year ended December 31, 2003 decreased $716,000 to $7.1 million, or 16.0% of net sales, compared to $7.8 million, or 14.8% as a percent of net sales, in 2002. While all of the factors described above had an impact, the primary cause of the reduction in adjusted EBITDA in 2003 was reduced shipments, while the increase in adjusted EBITDA as a percentage of sales was primarily the result of reduced paper costs as a percentage of sales.

INDUSTRY
Overview of the Tissue Industry
      The tissue industry in the United States is very large, with approximately $12.7 billion of annual revenue on 7.3 million tons of volume in 2004. Moreover, the tissue industry has had stable growth rates because demand is relatively inelastic and depends largely on population and demographic trends and not macroeconomic trends.
      Paper mills produce large rolls of tissue paper, known as parent rolls, in various sizes, weights and qualities from virgin pulp or recycled waste paper. Parent rolls are converted into finished tissue products by utilizing specialized converting facilities. Fully integrated manufacturers of tissue products produce parent rolls at their own tissue manufacturing facilities and convert them into finished products. There are numerous smaller paper companies that do not have the ability to manufacture parent rolls and serve as converters only. Substantially all of the tissue product demand in the United States is met from domestic parent rolls.
      In the United States, there are two major markets for tissue products:

•	Consumer Market. The consumer, or “at-home,” market includes consumer packaged bathroom tissue, paper towels, napkins and facial tissue. Products for the consumer market are primarily sold through grocery distributors, grocery stores, drug stores, general merchandisers and discount retailers, such as value retailers, for use in the home. The consumer market represented approximately 67% of the total tissue industry, based on tonnage, in 2004. We believe it is a relatively stable industry, having experienced estimated annual growth of between 0.2% and 2.0% in each of the past five years.

•	Commercial Market. The commercial, or “away-from-home,” market includes products similar to those in the consumer market such as towels, napkins, disposable wipes and bathroom and facial tissue, but distributed in institutional packaging, as well as separate products, such as hard rolls of paper towels and multi-folded towels, which are sold to hotels, food service trades, institutions and government agencies. Products for the commercial market are primarily sold on a wholesale basis to janitorial supply companies, hotels, offices, restaurants, factories, schools and government entities for commercial use. The commercial market represents approximately 33% of the overall tissue market, based on tonnage.
Consumer Market
      We compete exclusively in the consumer market. We manufacture and distribute bathroom tissue, paper towels and paper napkins. Based on revenue in 2004, our product mix was approximately 53% paper towels, 40% bathroom tissue and 7% paper napkins. We do not produce facial tissues.
      The consumer market includes products sold under name brands, or branded products, and products sold under store brands, or private-label products. Retailers typically carry two grades of private label products — a higher end grade or premium grade, that competes with branded products, and a value grade, or good grade, positioned for the value buyer. Branded products and premium grade private label products are generally made from paper produced exclusively from 100% virgin wood fibers while value grade private label products are made from paper produced from recycled fibers. Typically, a paper mill produces paper from either virgin fibers or recycled fibers, but not both.
      Branded products constituted 83.4% of the tissue products market in 2004 based on revenue, of which 95% was attributable to Georgia-Pacific, Kimberly-Clark Corporation and The Procter & Gamble Company. Private label products constitute the remaining 16.6% of the market. We focus on the private label market, selling value grade private label products manufactured exclusively from recycled fiber.

Private Label Overview and Growth Drivers
      Value retailers, mass merchandisers, grocery stores, drug stores and various other retailers sell private label tissue products as alternatives to branded consumer tissue products. Private label products help retailers promote differentiation among stores or chains, engender consumer loyalty, increase profitability and gain leverage against large suppliers and manufacturers. As a result, retailers continue to promote private label products. Private label tissue products as a percentage of all tissue products sold in the United States increased from 15.3% in 2001 to 16.6% in 2004.
      We believe the following trends are driving growth for private label tissue products:

•	concentration of tissue manufacturers;

•	changing consumer attitudes and improved quality of private label products;

•	profitability of private label products to retailers; and

•	emergence of value retailers.
      Concentration of Tissue Manufacturers — In 2004, the top three U.S. tissue manufacturers accounted for approximately 85% of the market. This concentration has significant implications for manufacturers and retailers. As retailers determine which products to put on their shelves, we believe they look to private label products to counter-balance the bargaining power of the remaining manufacturers of branded products by acting as a competitor, creating opportunities for private label manufacturers, such as ourselves, who have the manufacturing expertise to address the increasing desires of retailers to establish their own brands.
      Changing Consumer Attitudes/ Improved Quality of Private Label Products — Private label tissue products are sold to consumers at a lower price than branded products. As a result of improved quality of private label products and more aggressive marketing of private label programs by retailers, we believe that over the years private label products have outgrown their initial negative connotations. Many retailers have invested in their private label programs and are increasingly marketing their private label products to increase awareness and improve consumer perception of these items. Many retailers view their private label programs as important components of their overall retail branding strategies.
      Profitability of Private Label Products — By using recycled waste paper and having substantially lower advertising and promotional costs, private label manufacturers can provide retailers with tissue products at a much lower cost than the branded alternative. We believe retailers can realize attractive profit margins on private label tissue products while offering an attractive value proposition to the consumer.
      Emergence of Value Retailers — Value retailers, commonly referred to as “dollar” stores, are one of the fastest growing retail channels. This growth is being driven by location expansion and increasing same store sales. Value retailers have shifted toward offering an increasing percentage of consumables such as tissue products, food, health and beauty aids and household chemicals compared to other types of merchandise. Relative to other retail channels, private label tissue products represent a much higher percentage of the total tissue product sales for value retailers.
      As a result of our low cost manufacturing infrastructure, our experienced management team and our reputation in the market, we believe we are well positioned to benefit from these trends and continue building on our momentum in the marketplace.
Competition
      The consumer tissue industry in the United States is highly competitive and is dominated by several major corporations, such as Georgia-Pacific, Kimberly-Clark Corporation and The Procter & Gamble Company.
      Of these three, only Georgia-Pacific competes in the private label segment. Georgia-Pacific is the largest manufacturer of tissue products in the US. It is the leading manufacturer of tissue products for the commercial market, the dominant player in the private label segment of the consumer market, as well as one of the three dominant players in the branded segment of the consumer market. Although Georgia-Pacific has announced that it is focusing its efforts on increasing sales of its branded products, it still maintains a 39% share of the private label segment of the consumer market.
      In addition to Georgia-Pacific, we face competition from several mid to small size paper companies. Several mid-size competitors such as Cascades, Irving, Potlatch and Atlantic Packaging produce and convert their own paper. Several smaller companies, such as Atlantic Paper and Foil, Cellynne, Atlas Paper, Royal Paper and Global Paper are primarily converters and purchase all or a substantial portion of their paper on the open market. Competition in the value-end of the market is significantly impacted by geographic location, as freight costs represent a material portion of end product costs. We believe it is generally economically feasible to ship within approximately a 900-mile radius of the paper production site. In Oklahoma and the immediately surrounding area, we believe that Georgia-Pacific’s Muskogee, Oklahoma plant and Cascades’ Memphis, Tennessee plant are the only competitors’ plants in this region. However, we face greater competition in the Southeast and Midwest regions of the U.S. Georgia-Pacific has additional plants in Georgia and Wisconsin and Cascades has plants in Pennsylvania and Wisconsin.
      We believe the principal competitive factors in our market segments are price and service, and that our competitive strengths with respect to other private label manufacturers include long-standing relationships with value retailers, a full line of tissue products and flexible converting capabilities, which enables us to produce tissue products in a variety of sizes, packs and weights. This flexibility allows us to meet the particular demands of individual retailers.
      We believe the number of competitors in private label segments will not significantly increase in the near future because of the large capital expenditures required to establish a paper mill and difficulties in obtaining environmental and local permits for tissue manufacturing facilities.

BUSINESS
Overview of Our Business
      We manufacture bulk tissue paper, known as parent rolls, and convert parent rolls into a full line of tissue products, including paper towels, bathroom tissue and paper napkins, for the consumer, or “at-home,” market. We market our products primarily to the private label segment of the consumer tissue market and have focused on serving value retailers. By value retailers, we mean retailers typically known as dollar stores, which offer a limited selection across a broad range of products at everyday low prices in a smaller store format. While we have customers located throughout the United States, we distribute most of our products primarily within an approximate 900-mile radius of our Oklahoma facility. Our products are sold primarily under our customers’ private labels and, to a lesser extent, under our brand names such as Colortex® and Velvet®.
      In 2004, we generated revenue of $47.0 million, of which 53% came from paper towels, 40% came from bathroom tissue and 7% came from paper napkins. In 2004, 75% of our revenue came from six value retailers: Dollar General, Family Dollar, Big Lots, Fred’s, Variety Wholesale and Dollar Tree. Dollar General is the largest value retailer in the United States and our largest customer, representing approximately half our 2004 revenue. The balance of 2004 revenue came from grocery stores, grocery wholesalers and co-ops, and convenience stores.
      We manufacture parent rolls in our paper mill located in Pryor, Oklahoma. Our facility manufactures parent rolls from recycled waste paper using three paper machines. Parent rolls are converted into finished tissue products at our converting facility, which contains ten lines of converting equipment and is located adjacent to our paper mill.
      Our paper mill, which generally operates 24 hours per day, 362 days per year, typically produces between 26,000 and 27,000 tons of paper per year. This represents approximately 65% to 70% of the current parent roll requirements for our converting facility. We satisfy the remainder of our parent roll needs through open market purchases of parent rolls from third-party manufacturers.
History
      The paper mill and converting facilities were constructed in the mid-1970s and were later owned by a predecessor company operating under the name of Orchids Paper Products Company. That company also operated additional paper mills in Arizona and Oregon and converting facilities in California and Georgia. We were formed by Dimeling Schreiber and Park, a private equity firm, in April 1998 to acquire the facilities located in Oklahoma out of the predecessor’s bankruptcy and subsequently changed our name to Orchids Paper Products Company.
      In March 2004, Orchids Acquisition Group, Inc. acquired us from Dimeling, Schreiber and Park for a price of $21.6 million. Orchids Acquisition Group was formed by Taglich Brothers and Weatherly Group, LLC exclusively for the purpose of acquiring all of the outstanding shares of Orchids Paper Products Company, and was subsequently merged into us. The acquisition was financed by the sale of $6.05 million of common stock, $2.15 million of subordinated debentures with warrants to purchase common shares and borrowings under our senior credit facility. These common stock and subordinated debenture investments were made by principals, employees and clients of Taglich Brothers and certain members of our management.
Our Competitive Strengths
      Focus on supplying value retailers. Since 1995, when our predecessor company developed a new business plan, we have focused on supplying value retailers with private label tissue products. We believe we were among the first manufacturers to adopt this strategic focus. As a result of our long-term commitment to these customers, we believe we have developed a leading position as a reliable and responsive supplier to value retailers and built our competitive position in this market segment.

      Proximity to key customers. We believe we are well situated to serve our existing customer base, as well as many prospective customers. We are one of the few paper mills located in the south central United States. In addition, Pryor, Oklahoma is situated in close proximity to three major interstate highways and is close to regional transportation hubs for several of the nation’s largest trucking companies. As a result, many of the major population centers and our customers’ distribution centers are within our cost-effective shipping area.
      Experienced management team and trained workforce. Our senior management team of Michael Sage, Keith Schroeder and Ron Hawkinson has an average of 20 years of experience in the paper business. Mr. Sage has been involved in operating our facility since 1985. The average tenure of our hourly workers at the paper mill is 14 years and the average tenure of our hourly workers at the converting facility is seven years. We believe that this depth of experience creates operational efficiencies and better enables us to anticipate and plan for changes in our industry.
      Low cost tissue manufacturers. We believe we are one of the lowest cost tissue producers in our market. Our low cost structure is the result of a number of factors. We have an advantageous local employment market and relatively low wage rates. In addition, we qualify for special tax incentives under the Internal Revenue Code as a result of our location on Native American Territory, which further reduces our effective cost of labor. We are located in an industrial park that operates an onsite water treatment facility that offers water at reasonable rates. As a result of our location, we also have low property tax rates and access to electricity at relatively low and stable rates.
Our Strategy
      Our goal is to be recognized as the supplier of choice of private label tissue products for value retailers within our geographic area. While the value retail channel is extremely competitive and price sensitive and several of our competitors are located in close proximity to our facility, we have targeted the value retail channel of the consumer market because it is experiencing rapid growth and follows a basic marketing strategy of stocking a low number of high turnover stock keeping units, or SKU’s. The combination of a low number of SKU’s and consistent product movement enables us to operate our facilities at a relatively low cost. Based on this target market, we have sought to establish a low-cost manufacturing platform and programs and practices necessary to provide outstanding customer service to our value retail customers. We believe significant opportunities exist to continue to increase our revenue and profitability by:

•	decreasing our reliance on third-party parent rolls;

•	leveraging our existing customer relationships in the value retail channel; and

•	selectively expanding our customer base in other retail channels.
      Decreasing Our Reliance on Third-Party Parent Rolls. We believe that replacing two of our three existing paper machines with a new modern crescent former paper machine will allow us to improve our cost structure by eliminating our need to purchase parent rolls from third-party suppliers and reducing our cost of internally produced paper. We currently are a net “buyer” of paper, meaning we convert more tons of parent rolls into finished goods than we have the capacity to produce at our paper mill. This results in our need to purchase parent rolls from third-party suppliers, where costs are typically much higher than internally produced paper. In 2004, our average cost of internally produced parent rolls was approximately $675 per ton, while our average cost of parent rolls purchased from third parties was approximately $928 per ton. The market price of parent rolls can significantly fluctuate and, in certain periods, we may be unable to purchase sufficient quantities of parent rolls to meet our converting needs. In addition, our paper machines are 1950s vintage machines which operate at much slower speeds than modern paper machines. Primarily as a result of the lower production speed, our paper mill produces parent rolls at a cost of approximately $675 per ton, compared to the estimated $550 per ton we believe can be achieved with a modern machine. Further, paper produced from different paper mills may have varying characteristics, which can cause difficulties in the converting process, resulting in lower efficiency and increased waste.
      We intend to use the proceeds from this offering toward the purchase of a new, highly efficient paper machine to replace two of our smaller paper machines. We expect the new paper machine to be fully operational by October 2006, at which time our parent roll production capacity will increase by an estimated 70%. We believe our investment in a new paper machine will position us to reduce or eliminate purchases of parent rolls from third parties and lower our production costs for those parent rolls we produce in-house. In addition, by providing the converting equipment a consistent source of paper with similar characteristics, we believe we will increase efficiency and decrease waste in the converting plant.
      Leveraging Our Existing Customer Relationships in the Value Retail Channel. The value retail channel has experienced rapid growth over the past several years and we believe it continues to offer an attractive opportunity in the private label tissue market. As a whole, the value retail channel is projected to continue growing, with the two largest value retailers projecting greater than 10% revenue growth in 2005.
      We have developed key customers in the value retail channel by capitalizing on our full line of products, focusing on value retailers and improving our low-cost manufacturing capabilities. As a result, we believe we are among the suppliers of choice for customers who seek value tissue products. As a result of the lower costs that can be achieved through the addition of the new paper machine, we believe we have an opportunity to increase sales to our existing customers by expanding the number of distribution centers that we supply. We have identified three distribution centers of our existing customers that are located in our geographic region that we are not currently supplying. The ability to produce all or substantially all of our own paper at lower than market prices will allow us to compete more effectively to supply these distribution centers. We also have opportunities to serve new distribution centers that may be opened by our customers in our cost-effective shipping area.
      Selectively Expanding Customer Base in Other Retail Channels. In addition to the preceding growth opportunities identified with several of our key customers, we believe we have growth opportunities with certain grocery stores, grocery wholesalers and cooperatives, and various other merchandisers. We intend to penetrate these other important retail channels by replicating the model we used to successfully establish our value retail business. We have recently hired an experienced sales person to develop our opportunities in these channels.
Product Overview
      We offer our customers an array of private label products, including bathroom tissue, paper towels and paper napkins. In 2004, 53% of our revenues were derived from paper towels, 40% from bathroom tissue and 7% from paper napkins. Of our products sold in 2004, 82% were packaged as private label products in accordance with our customers’ specifications. The remaining 18% were packaged under our brands Velvet®, Colortex®, Ultra Valu®, Dry-Mop® and Soft & Fluffy®. We do not actively promote our brand names and do not believe our brand names have significant market recognition. Our branded products are primarily sold to smaller customers, which use them as their in-store labels.
Customers
      Our customers include value retailers, grocery stores, grocery wholesalers and cooperatives, specialty stores and convenience stores. Our recent growth has come from serving customers in the growing value retail channel. We were among the first to focus on serving this retail channel and we have benefited from their increased emphasis on consumables, like tissue products, as part of their merchandising strategies. By seeking to provide consistently low prices, superior customer service, and improved product quality, we believe we have differentiated ourselves from our competitors and generated momentum with value retailers. In 2004, approximately 75% of our revenues were derived from sales to the value retail channel, which we believe gave us a market share in this channel of approximately 12%.
      Our ability to increase revenue depends significantly upon the growth of our largest customers and on our ability to take market share from our competitors. Our largest customers have grown over the past several years and anticipate continuing to grow their operations in the future. We are attempting to diversify our customers by implementing private label programs with several regional supermarket chains, but it is likely our business will remain concentrated among value retailers for the foreseeable future.
      The following chart illustrates the increased percentage of total tissue products sold through the value retail channel over the last five years.
Percentage of U.S. Tissue Products Sold Through Value Retail Channel
      We service the value retail channel primarily by supplying distribution centers within our cost-effective shipping area. The map below shows our current cost-effective shipping area, which is approximated by a 900-mile radius around our facilities, as well as the locations of the distributions centers of our largest customers and the manufacturing facilities of our competitors.
Cost Effective Shipping Area

      We believe this map is useful in understanding the competitive dynamics of the tissue industry. Freight is a significant cost component which limits the competitive geography of a given plant. We estimate that the cost-effective shipping area is approximately 900 miles. We ship to approximately half of the distribution centers located within our cost-effective shipping area.
      The following several paragraphs provide additional detail regarding our four largest customers.
      Dollar General. Dollar General is our largest customer, accounting for approximately half of our sales in 2004. With over 7,300 stores in 30 states, Dollar General is the largest value retailer. In 2004, Dollar General increased its number of stores by 621 and expects to continue expanding through 2005. We currently supply substantially all of the low-end private label tissue products for three of Dollar General’s eight distribution centers. We believe we have a good relationship with Dollar General.
      Family Dollar. Family Dollar is our second largest customer, accounting for approximately 13% of our sales in 2004. Family Dollar has become one of the leading value retailers in the industry with more than 5,500 stores in 44 states. In January 2005, the company announced that it expects to add over 500 stores in 2005. We anticipate that many of these new stores will be in our current cost-effective shipping area. We currently service two of Family Dollar’s eight distribution centers.
      Big Lots. Big Lots (formerly Consolidated Stores Corporation) accounted for approximately 5% of our sales in 2004. Big Lots has over 1,400 retail sites in 46 states and currently operates five primary distribution centers and three secondary distribution centers. We supply two of their primary distribution centers with bathroom tissue.
      Fred’s. Fred’s accounted for approximately 5% of our sales in 2004. Fred’s has 600 retail stores located in 14 southeastern states and operates two distribution centers. We supply substantially all of their private label tissue products.
      Other Customers. Our other key customers include Variety Wholesale and Dollar Tree. In 2004, each of these customers represented less than 5% of our revenue.
Sales and Marketing Team
      We have attracted and retained an experienced sales staff and have established a network of independent brokers. Our sales staff and broker network are instrumental in establishing and maintaining strong relationships with our customers.
      Ron Hawkinson, Vice President of Sales and Marketing, leads our in-house sales team and is responsible for managing our two regional sales representatives. The sales staff directly services five customers representing approximately 23% of our sales in 2004. We also use a network of approximately 30 brokers. Our management team recognizes that these brokers have relationships with many of our customers and we work with these brokers in an effort to increase our business with these accounts. Our sales and marketing organization seeks to partner with our brokers to leverage these relationships. With each of our main customers, however, our senior management team participates with the independent brokers in all critical customer meetings to establish direct customer relationships.
      A majority of brokers provide marketing support to their retail accounts which includes shelf placement of products and in-store merchandising activities to support our product distribution. We generally pay our brokers commissions ranging from 1% to 3% of revenue. Sales through our largest volume broker accounted for approximately half of our revenue for 2004 and 2003.
Manufacturing
      We own and operate a paper mill and converting facility at our headquarters in Pryor, Oklahoma. Our 120,000-square-foot paper mill produces parent rolls that are then converted into tissue products at our adjacent converting facility. The paper mill facility includes three paper machines that produce paper made entirely from preconsumer solid bleached sulfate paper, or “SBS paper”. The SBS paper undergoes a de-inking process, where the ink, clay and other impurities are removed, resulting in de-inked pulp which we use in our paper machines. The paper machines form the de-inked pulp into a thin sheet, which they dry and wind into parent rolls. An integrated system continuously monitors the weight and moisture content of the tissue to ensure consistency. Our quality control laboratory regularly tests the physical properties of the tissue paper, such as strength and pliability. Tissue paper specifications vary depending on end product and customer requirements.
      The mill operates 24 hours a day, 362 days a year, with a three-day annual planned maintenance shutdown, at a high level of efficiency. However, the paper mill is not able to fully satisfy our parent roll demand and we purchase our remaining parent roll needs from other mills. The following table sets forth our volume of parent rolls manufactured, purchased and converted for each of the past five years:
Parent Rolls
(Tons)

	2000	2001	2002	2003	2004

Manufactured	26,596	26,332	25,683	26,701	26,382
Purchased	4,241	8,825	10,363	3,349	5,017
Converted	30,837	35,157	36,046	30,050	31,399
      In addition, while we believe mill operations are very efficient, our paper machines are 1950s vintage machines which operate at much slower speeds than modern paper machines. Primarily as a result of the lower production speed, the paper mill produces parent rolls at a cost of approximately $675 per ton, compared to the estimated $550 per ton we believe can be achieved with a modern machine.
      In order to expand our capacity and reduce our production costs, we intend to install a new paper machine. When fully operational, we expect that the new paper machine will increase our output of parent rolls by approximately 70% over the amount produced in 2004 and reduce our per ton production costs by approximately 18%. This additional capacity should allow us to eliminate purchases of parent rolls from third parties and reduce the cost of internally produced parent rolls.
      We convert parent rolls into finished tissue products at our converting facility. The converting process, which varies slightly by product category, generally includes embossing, laminating, and perforating or cutting the parent rolls as they are unrolled; pressing two or more plies together in the case of multiple-ply products; printing designs in certain cases; coring and cutting into rolls or stacks; wrapping in polyethylene film and packing in corrugated boxes for shipment.
      Our 300,000-square-foot converting facility has the capacity to produce approximately 7.0 million cases of retail tissue products a year. To meet current demand of approximately 5.0 million cases a year, we operate the converting facility on a 24 hour a day, five day a week schedule. We designed the ten production lines in the plant to enhance capacity and maximize efficiency. Our converting operation utilizes relatively modern equipment and our recently purchased towel line, originally acquired under an operating lease in 2001, is high speed and offers four-color and process printing capabilities. One of the key advantages of our converting plant is its flexible manufacturing capabilities which enables us to provide our customers with a variety of package sizes and format options, which allows our customers to fit products into particular price categories. We believe our converting facility, together with our low direct labor costs and overhead, combine to produce low overall operating costs, substantially offsetting our currently high parent roll costs.
Distribution
      Our products are delivered to our customers in truck-load quantities. Most of our customers arrange for transportation of our products to their distribution centers. We have established a drop-and-hook program where the customer returns its empty trailer to our warehouse and departs with a full, preloaded trailer. This provides a means for several key customers to minimize freight costs. For our remaining customers, we arrange for third-party freight companies to deliver the products.

Raw Materials and Energy
      The principal raw materials used to manufacture our parent rolls are recycled waste paper and water. Recycled waste paper accounts for 100% of the fiber requirement for our parent rolls. The de-inking process at the paper mill is currently configured to process a particular class of recycled waste paper known as pre-consumer solid bleached sulfate paper, or SBS paper. We source the majority of our SBS paper from two paper brokers. If we were unable to purchase a sufficient quantity of SBS paper or if prices materially increased, we could reconfigure the de-inking plant to process other forms of waste paper. We also seek to assure adequate supplies of SBS paper by maintaining approximately a three-week inventory.
      Energy is a key cost factor. We source our electricity from the Grand River Dam Authority at relatively low and stable rates. Our steam supply is purchased from an adjacent steam generation facility. Natural gas is purchased through a broker and transported to our facility via two pipelines.
Backlog
      Our tissue products generally require short production times. We manufacture on a purchase order basis with a two-week lead time. Typically, we have a backlog of approximately two weeks of sales. As of March 31, 2005, our backlog of customer orders was 147,000 cases.
Trademarks and Trade Names
      Our price/value consumer tissue products are sold under various brand names, including Colortex®, Velvet®, Ultra Valu®, Dri-Mop®, Big Mopper® and Soft & Fluffy®. We intend to renew our registered trademarks prior to expiration. We do not believe these trademarks are significant corporate assets. Our branded products are primarily sold to smaller customers, which use them as their in-store labels.
Employee and Labor Relations
      As of December 31, 2004, we had approximately 260 full time employees of whom 220 were union hourly employees and 40 were non-union salaried employees. Of our employees, approximately 242 were engaged in manufacturing and production, 17 were engaged in sales, clerical and administration, and one was engaged in engineering. Our hourly employees are represented under collective bargaining agreements with the Paper, Allied-Industrial, Chemical and Energy Workers International Union Local 5-930 and Local 5-1480 at the mill and converting facilities, respectively. The current contract with our hourly employees at the mill facility expires February 2, 2008, while the contract with our hourly employees at the converting facility expires June 23, 2007. We have not experienced a work stoppage or request for arbitration in the last ten years and no requests for arbitration, grievance proceedings, labor disputes, strikes or labor disturbances are currently pending or threatened against us. We believe we have good relations with our union employees at each of our facilities.
Facilities
      We own a 36-acre property in Pryor, Oklahoma and conduct all of our business from that location. Our paper mill comprises approximately 120,000 square feet and houses three paper machines and related processing equipment. Adjacent to our paper mill, we have a converting facility which has ten lines of converting equipment and comprises approximately 300,000 square feet.

	Annual
Facility	Capacity	Sq. Ft.

Paper making	27,000 tons	120,000
Converting	7,000,000 cases	300,000
      We believe our facilities are well maintained and, with the addition of a facility to house our planned new paper machine, adequate to serve our present and near term operating requirements.

Legal Proceedings
      From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we were not engaged in any legal proceedings which are expected, individually or in the aggregate, to have a material adverse effect on us.
Environmental, Health and Safety Matters
      Our operations are subject to various environmental, health and safety laws and regulations promulgated by federal, state and local governments. These laws and regulations impose stringent standards on us regarding, among other things, air emissions, water discharges, use and handling of hazardous materials, use, handling and disposal of waste, and remediation of environmental contamination. Since our products are made from SBS paper, we do not make extensive use of chemicals.
      The U.S. Environmental Protection Agency (the “EPA”) has required that certain pulp and paper mills meet stringent air emissions and revised wastewater discharge standards for toxic and hazardous pollutants. These proposed standards are commonly known as the “Cluster Rules”. Our operations are not subject to further control as a result of the current “Cluster Rules” and therefore, no related capital expenditures are anticipated.
      We believe our manufacturing facilities are in compliance in all material respects with all existing federal, state and local environmental regulations, but we cannot predict whether more stringent air, water and solid waste disposal requirements will be imposed by government authorities in the future. Pursuant to the requirements of applicable federal, state and local statutes and regulations, we believe that we, or the industrial park in which we are located, possess all of the environmental permits and approvals necessary for the operation of our facilities.

MANAGEMENT
Executive Officers, Directors and Key Employees
      Set forth below is the name, age as of May 31, 2005, position and a brief account of the business experience of each of our executive officers, directors and key employees.

Name	Age	Position(s)

Michael P. Sage	58	Chief Executive Officer and President, Director
Keith R. Schroeder	49	Chief Financial Officer
Ronald E. Hawkinson	62	Vice President of Sales and Marketing
Thomas A. McFall	51	Chairman of the Board
Gary P. Arnold	63	Director
B. Kent Garlinghouse	63	Director
John C. Guttilla	48	Director

Michael P. Sage, 58, Chief Executive Officer and President, Director
      Mr. Sage has been our Chief Executive Officer and President since April 1998. From 1985 to 1998, Mr. Sage served in a number of management positions with our predecessor company, including Executive Vice President (1995-1998), Vice President of Mill Operations responsible for tissue mills in Oklahoma, Arizona and Oregon (1991-1995), and Manager of Paper Manufacturing (1985-1989). From 1989 to 1991, he was Vice President of Operations for Pentair’s Niagara Division. From 1969 until 1985, he held a number of manufacturing positions with Procter & Gamble. Mr. Sage holds a BS degree in Chemical Engineering from Montana State University.

Keith R. Schroeder, 49, Chief Financial Officer
      Mr. Schroeder has been our Chief Financial Officer since January 2002. Prior to joining us, he served as Corporate Finance Director for Kruger Inc.’s tissue operations from October 2000 to December 2001 and as Vice President of Finance and Treasurer of Global Tissue from 1996 to October 2000. Global Tissue was acquired by Kruger Inc. in 1999. Prior to joining Global Tissue, Mr. Schroeder held a number of finance and accounting positions with Cummins Engine Company (1989-1996) and Atlas Van Lines (1978-1989). Mr. Schroeder is a certified public accountant and holds a BS degree in Business Administration with an accounting major from the University of Evansville.

Ronald E. Hawkinson, 62, Vice President of Sales and Marketing
      Mr. Hawkinson has been our Vice President of Sales and Marketing since 1995. Prior to joining us, he worked in sales for a major food brokerage firm from 1990 to 1995 and owned and operated his own food brokerage company from 1987 to 1990. From 1971 to 1987, he held a number of positions with Fort Howard Paper Company. Mr. Hawkinson holds a BA degree in marketing from Anoka Ramsey State.

Thomas A. McFall, 51, Chairman of the Board
      Mr. McFall has served on our board of directors since March 2004 and was appointed Chairman in April 2005. Since 1999, Mr. McFall’s primary occupation has been principal of Weatherly Group LLC. Weatherly Group acts as a private equity sponsor in a variety of corporate transactions such as management buyouts and acquisitions.

Gary P. Arnold, 63, Director
      Mr. Arnold has served on our board of directors since April 2005. He has significant international and domestic experience in the electronics industry in the areas of finance, strategic planning and operations, and has been involved in numerous capital market transactions. He spearheaded the turnaround at

Tektronix Corp. where he was chief financial officer from 1990 to 1992, and later served as Chairman and CEO of Analogy, Inc., a provider of design automation software used in the automotive industry from 1993 to 2000. Since 2000, Mr. Arnold has been a private investor and currently serves on the boards of directors of National Semiconductor Corp. and Telenetics Corp. Mr. Arnold is a certified public accountant and holds a BS degree in accounting from East Tennessee State University and a JD degree from the University of Tennessee School of Law.

B. Kent Garlinghouse, 63, Director
      Mr. Garlinghouse has served on our board of directors since April 2005. Since 1980, Mr. Garlinghouse has been Chairman of the Board and principal owner of M-C Industries. Based in Topeka, Kansas, MC Industries is engaged in the contract fabrication of custom industrial products and the marketing of promotional products. Prior to joining M-C Industries, Mr. Garlinghouse spent six years as a securities analyst at Irwin Management. He currently serves on the boards of directors of Tower Tech Inc. and Heritage Bank, Topeka, Kansas. Mr. Garlinghouse holds a BA degree from Wesleyan University and an MBA from Harvard University.

John C. Guttilla, 48, Director
      Mr. Guttilla has served on our board of directors since April 2005. Since 1988, Mr. Guttilla has been a principal and director in the financial services department of the public accounting firm of Rotenberg Meril Solomon Bertiger & Guttilla, P.C. Mr. Guttilla focuses on providing tax structuring and compliance advice in the area of real estate, entertainment, brokerage, manufacturing, printing, restaurant and construction. He is a certified public accountant and a member of the American Institute of Certified Public Accountants. Mr. Guttilla holds a BS degree in accounting from Fordham University and a Masters degree in taxation from St. John’s University.
Executive Officers
      Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.
Board of Directors
      Currently, we have authorized a five-member board of directors. All our directors hold office until the next annual meeting of stockholders or until their successors are duly qualified.
Board Committees
      We have established an audit committee consisting of Mr. Arnold, who chairs the committee, and Messrs. Garlinghouse and Guttilla, all of whom we believe qualify as “independent directors” under the American Stock Exchange rules. The audit committee is governed by a written charter which must be reviewed, and amended if necessary, on an annual basis. Under the charter, the audit committee must meet at least four times a year and is responsible for reviewing the independence, qualifications and quality control procedures of our independent auditors, and is responsible for recommending the initial or continued retention, or a change in, our independent auditors. In addition, the audit committee is required to review and discuss with our management and independent auditors our financial statements and our annual and quarterly reports, as well as the quality and effectiveness of our internal control procedures and critical accounting policies. The audit committee’s charter also requires the audit committee to review potential conflict of interest situations, including transactions with related parties and to discuss with our management other matters related to our external and internal audit procedures.
      We have also established a compensation committee consisting of Messrs. Arnold, Garlinghouse and Guttilla. The compensation committee is responsible for making recommendations to the board of directors regarding compensation arrangements for our executive officers, including annual bonus compensation, and consults with our management regarding compensation policies and practices. The compensation committee also makes recommendations concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans.
      We have also established a nominating and corporate governance committee consisting of Messrs. Arnold, Garlinghouse and Guttilla. The nominating and corporate governance committee will submit to the board of directors a proposed slate of directors for submission to the stockholders at our annual meeting, recommend director candidates in view of pending additions, resignations or retirements, develop criteria for the selection of directors, review suggested nominees received from stockholders and review corporate governance policies and recommend changes to the full board of directors.
Compensation Committee Interlocks and Insider Participation
      None of our compensation committee members and none of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.
Director Compensation
      Following the offering, we intend to pay our independent directors an annual fee of $20,000. Thomas A. McFall will receive an annual fee of $50,000, for his services as Chairman of our Board of Directors. They will also be entitled to participate in our stock incentive plan. In addition, we reimburse members of our board of directors for travel related expenditures related to their services to us.
Executive Compensation
      The following table sets forth certain information concerning the compensation of our chief executive officer and each of our most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2004. We refer to these persons as the “named executive officers” elsewhere in this prospectus.
Summary Compensation Table

					Long Term
					Compensation
	Annual Compensation				Securities	All Other
				Other Annual	Underlying	Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Compensation(2)	Options (#)	(3)

Michael P. Sage	2004	$226,442	$186,860	$21,634	—	$439,275
Chief Executive Officer	2003	210,000	—	22,593	—	525,497
	2002	209,193	124,800	22,632	—	9,000
Keith R. Schroeder	2004	136,634	60,312	—	—	108,241
Chief Financial Officer	2003	128,269	64,583	—	—	5,200
	2002	121,250	—	—	—	0
Ronald E. Hawkinson	2004	117,946	70,935	9,600	—	103,753
Vice President, Sales and	2003	110,967	54,150	9,600	—	6,300
Marketing	2002	109,155	65,000	9,600	—	4,572

(1)	Includes for year 2004 the imputed compensation on founders stock purchased by the above executives in the amount of $61,860, $10,312, and $30,935 for Mr. Sage, Schroeder and Hawkinson, respectively.

(2)	Car allowance paid to named executives.

(3)	Includes matching company contributions to 401(k) plan and the following payments made pursuant to the Management Incentive Plan, dated September 1999, in 2004 and 2003, respectively, to the following officers in the following amounts: Mr. Sage, $427,275 and $514,997, Mr. Schroeder, $98,601

and $0, Mr. Hawkinson, $98,601 and $0. See “Certain Relationships and Related Party Transactions — Management Incentive Plan”.

Stock Option/ Stock Appreciation Right Grants in 2004
      We did not grant any stock options or SARs to named executive officers or directors during the fiscal year ended December 31, 2004.
Aggregate Option Exercises in Last Fiscal Year and Year-End Options Values
      There were no option exercises by the named executive officers during the fiscal year ended December 31, 2004, and the named executive officers held no options at December 31, 2004.
Limitation of Liability and Indemnification
      Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. We intend to obtain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors.
      In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages will be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and us, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
      We intend to enter into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provision contained in the Delaware General Corporation Law. Under these agreements, we will be required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We will be obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements.
Agreements with Named Executive Officers
      We have employment agreements with Michael P. Sage, our President and Chief Executive Officer, and Keith R. Schroeder, our Chief Financial Officer.
      Mr. Sage’s agreement has a term of five years from March 2004. The agreement may be terminated by us prior to the end of the term upon Mr. Sage’s death, disability or for cause (as defined in the agreement). As compensation for his services, Mr. Sage receives an annual base salary of $225,000. Mr. Sage is entitled to an annual bonus as determined by our board of directors. Mr. Sage’s agreement also provides that, upon termination for cause or Mr. Sage voluntarily terminating his employment with us, we may elect to repurchase shares of our stock held by Mr. Sage at the greater of $3.64 per share (subject to adjustment stock splits, stock dividends and other stock recapitalizations affecting us) and its fair market value.
      Mr. Schroeder’s agreement has a term of five years from March 2004. The agreement may be terminated by us prior to the end of the term upon Mr. Schroeder’s death, disability or for cause (as defined in the agreement). As compensation for his services, Mr. Schroeder receives an annual base salary of $135,000. Mr. Schroeder is entitled to an annual bonus as determined by our Chief Executive Officer. Mr. Schroeder’s agreement also provides that, upon termination for cause or Mr. Schroeder voluntarily terminating his employment with us, we may elect to repurchase shares of our stock held by Mr. Schroeder at the greater of $3.64 per share (subject to adjustment stock splits, stock dividends and other stock recapitalizations affecting us) and its fair market value.
Employee Benefit Plans
      Stock Incentive Plan. Our 2005 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in April 2005. Our plan provides for the granting to employees of incentive stock options and for the granting to any individual selected by our compensation committee of non-qualified stock options, stock appreciation rights and other cash or stock-based awards. The plan authorizes 465,000 shares of our common stock to be issued under the plan. As of the date of this prospectus, we have awarded options to our officers for an aggregate 270,000 shares of our common stock at an exercise price equal to the public offering price of our common stock in this offering. Our compensation committee will administer the plan.
      On the date of the grant, the exercise price must equal at least 100% of the fair market value in the case of incentive stock options, or 110% of the fair market value with respect to optionees who own at least 10% of the total combined voting power of all classes of stock. The fair market value is determined by computing the arithmetic mean of our high and low stock prices on a given determination date if our stock is publicly traded or, if our stock is not publicly traded, by the administrator in good faith. The exercise price on the date of grant is determined by the compensation committee in the case of non-qualified stock options.
      Stock appreciation rights granted under the plan are subject to the same terms and restrictions as the option grants and may be granted independent of, or in connection with, the grant of options. The compensation committee determines the exercise price of stock appreciation rights. A stock appreciation right granted independent of an option entitles the participant to payment in an amount equal to the excess of the fair market value of a share of our common stock on the exercise date over the exercise price per share, times the number of stock appreciation rights exercised. A stock appreciation right granted in connection with an option entitles the participant to surrender an unexercised option and to receive in exchange an amount equal to the excess of the fair market value of a share of our common stock over the exercise price per share for the option, times the number of shares covered by the option which is surrendered. Fair market value is determined in the same manner as it is determined for options.
      The compensation committee may also grant awards of stock, restricted stock and other awards valued in whole or in part by reference to the fair market value of our common stock. These stock-based awards, in the discretion of the compensation committee, may be, among other things, subject to completion of a specified period of service, the occurrence of an event or the attainment of performance objectives. Additionally, the compensation committee may grant awards of cash, in values to be determined by the compensation committee. If any awards are in excess of $1,000,000 such that Section 162(m) of the Internal Revenue Code applies, the committee must alter its compensation practices to ensure that compensation deductions are permitted.
      Awards granted under the plan are generally not transferable by the participant except by will or the laws of descent and distribution, and each award is exercisable, during the lifetime of the participant, only by the participant or his or her guardian or legal representative, unless permitted by the committee.

Additionally, any shares of our common stock received pursuant to an award granted under the plan, are subject to our right of first refusal prior to certain transfers by the participant and our buy-back rights upon termination of the participant’s employment. The right of first refusal and buy-back rights terminate upon consummation of an initial public offering.
      Options granted under the plan will vest as provided by the compensation committee at the time of the grant. The compensation committee may provide for accelerated vesting or termination in exchange for cash of any outstanding awards or the issuance of substitute awards upon consummation of a change in control, as defined in the plan. The currently outstanding options vest 20% on the date of grant and then ratable at 20% per year over the next four years.
      The plan may be amended, altered, suspended or terminated by the administrator at any time. We may not alter the rights and obligations under any award granted before amendment of the plan without the consent of the affected participant. Unless terminated sooner, the plan will terminate automatically in April 2015.
      401(k) Plan. We previously established three 401(k) retirement savings plans in 1998. One plan covers all non-union employees, one covers our union employees in the paper mill and one covers our union employees in the converting facility. Each of our participating employees may contribute to the 401(k) plan, through payroll deductions, not less than 1% nor more than 25% of his or her compensation. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors in the case of our 401(k) plan for non-union employees, and by the respective union contracts in the case of the 401(k) plans for union employees. Employees may elect to invest their contributions in various established mutual funds. All amounts contributed by employee participants and the employer match are fully vested at all times. For the years ended December 31, 2002, 2003 and 2004, administrative expenses paid to our third-party provider related to the 401(k) plans were $12,000, $16,000 and $18,000, respectively.

PRINCIPAL STOCKHOLDERS
      The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of                     , 2005 and as adjusted to reflect the sale of the shares offered, by:

•	each person known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.
      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power over securities. The table below includes the number of shares underlying options and warrants that are currently exercisable or exercisable within 60 days of                     , 2005. It is therefore based on 2,000,000 shares of common stock outstanding before this offering and 3,875,000 shares of common stock outstanding immediately after this offering, based on the number of shares outstanding as of                     , 2005. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of                     , 2005 are considered outstanding and beneficially owned by the person holding the options or warrants for the purposes of computing beneficial ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361.

		Percent	Percent
	Number of	Beneficially	Beneficially
	Shares	Owned	Owned
	Beneficially	Before this	After this
Name of Beneficial Owner	Owned	Offering	Offering

Five percent stockholders
E. H. Arnold(1)	170,154	8.3%	4.3%
Gary P. Arnold	113,619	5.7%	2.9%
Robert F. Taglich	225,831	11.3%	5.8%
Michael N. Taglich	225,831	11.3%	5.8%

		Percent	Percent
	Number of	Beneficially	Beneficially
	Shares	Owned	Owned
	Beneficially	Before this	After this
Name of Beneficial Owner	Owned	Offering	Offering

Directors and named executive officers
Michael P. Sage(2)	65,132	3.2%	1.7%
Keith R. Schroeder(3)	24,689	1.2%	*
Ronald E. Hawkinson(4)	19,068	1.0%	*
Gary P. Arnold(5)	113,619	5.7%	2.9%
B. Kent Garlinghouse(6)	68,611	3.4%	1.8%
John C. Guttilla	0	*	*
Thomas A. McFall(7)	68,827	3.4%	1.8%
All directors and executive officers as a group (7 persons)	359,946	17.6%	9.2%

*	Indicates ownership of less than 1%.

(1)	Includes 38,422 shares of common stock issuable under warrants held by E. H. Arnold.

(2)	Includes 31,000 shares issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Sage.

(3)	Includes 19,000 shares issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Schroeder.

(4)	Includes 2,000 shares issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Hawkinson.

(5)	Includes 3,842 shares of common stock issuable under warrants held by Gary P. Arnold.

(6)	Includes 68,611 shares of common stock held by Shadow Capital LLC. Mr. Garlinghouse is the manager of Shadow Capital LLC.

(7)	Represents 68,827 shares held by Ledgemaize Realty Trust, for which Mr. McFall’s wife serves as sole trustee and has sole investment and voting discretion. The beneficiaries of the Ledgemaize Realty Trust are Mr. McFall’s children. Mr. McFall disclaims beneficial ownership of these shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Since January 1, 2002, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock or any member of such persons immediate families had or will have a direct or indirect material interest other than agreements which are described under the caption “Management” and the transactions described below.
Transactions Relating to Our Acquisition by Orchids Acquisition Group, Inc.
      In March 2004, we were acquired by Orchids Acquisition Group, Inc., which was formed by Taglich Brothers and Weatherly Group exclusively for the purpose of effecting the acquisition of all of the outstanding shares of Orchids Paper Products Company. Since 2000, Taglich Brothers and Weatherly Group have jointly pursued the sourcing and sponsoring of management buyouts of small private companies. The acquisition of Orchids Paper Products Company was their third such transaction. Thomas A. McFall, the Chairman of our board of directors, is an affiliate of Weatherly and Michael N. Taglich and Douglas E. Hailey, former directors of Orchids, are affiliates of Taglich Brothers.
      Certain principals and employees of Taglich Brothers and Weatherly Group, along with certain members of our management, purchased shares of founder’s stock in Orchids Acquisition Group, Inc. To finance part of the acquisition, Orchids Acquisition Group, Inc. issued shares of its common stock and subordinated debentures with common stock warrants to principals, employees and clients of Taglich Brothers and certain members of our management.
      The transactions relating to our acquisition by Orchids Acquisition Group, Inc. are further described below:
      Issuances of Common Stock to Founders. In March 2004, in connection with its acquisition of us, Orchids Acquisition Group, Inc. issued 353,345 shares of founder’s stock at a purchase price of $0.14 per share to certain individuals including several of our executive officers, directors, former directors and affiliates. Orchids Acquisition Group, Inc. subsequently merged with and into us.
      The following executive officers, directors and affiliates purchased an aggregate of 324,114 shares of founder’s stock in the amount set forth opposite his name. The remaining 29,231 shares were purchased by employees of Taglich Brothers.

Name of Beneficial Owner	Shares

Michael P. Sage(1)	17,666
Ronald E. Hawkinson(2)	8,834
Keith R. Schroeder(3)	2,945
Michael N. Taglich(4)	88,609
Robert F. Taglich(5)	88,609
Douglas E. Hailey(6)	48,623
Thomas McFall(7)	68,827

(1)	Mr. Sage is the Chief Executive Officer and President and a director of Orchids.

(2)	Mr. Hawkinson is the Vice President of Sales and Marketing of Orchids.

(3)	Mr. Schroeder is the Chief Financial Officer and a former director of Orchids.

(4)	Michael Taglich resigned as a director of Orchids in April 2005. Mr. Taglich is a 5% holder of our common stock and a principal in Taglich Brothers, Inc., the underwriter for this offering. Michael Taglich is the brother of Robert Taglich.

(5)	Robert Taglich is a 5% holder of our common stock and a principal in Taglich Brothers, Inc., the underwriter for this offering. Robert Taglich is the brother of Michael Taglich.

(6)	Mr. Hailey resigned as a director of Orchids in April 2005. Mr. Hailey is an employee of Taglich Brothers, Inc., the underwriter for this offering.

(7)	These 68,827 shares are held by Ledgemaize Realty Trust, for which Mr. McFall’s wife serves as sole trustee and has sole investment and voting discretion. The beneficiaries of the Ledgemaize Realty Trust are Mr. McFall’s children. Mr. McFall disclaims beneficial ownership of these shares. Mr. McFall is the Chairman of our Board of Directors.
      Issuances of Subordinated Debentures and Common Stock Purchase Warrants. In March 2004, Orchids Acquisition Group, Inc. issued units consisting of 12% subordinated debentures and common stock purchase warrants exercisable at a price of $3.64 per share. The following director and affiliates purchased units in the amount set opposite his name:

	Principal Amount of
Directors	Subordinated Debentures	Warrant Shares

E. H. Arnold(1)	$1,000,000	38,422
Gary P. Arnold(2)	$100,000	3,842
Douglas E. Hailey(3)	$40,000	1,537

(1)	E. H. Arnold is a beneficial owner of more than 5% of our common stock.

(2)	Gary P. Arnold is a director of Orchids and a beneficial owner of more than 5% of our common stock.

(3)	Mr. Hailey resigned as a director in April 2005.
      Fees Associated with our Acquisition by Orchids Acquisition Group, Inc. In March 2004, in connection with our acquisition by Orchids Acquisition Group, Inc. we paid an advisory fee of $750,000 to Weatherly Group, LLC and Taglich Brothers, Inc. Thomas A. McFall, the Chairman of our Board of Directors, is an affiliate of Weatherly and Michael N. Taglich and Douglas E. Hailey, former directors of Orchids, are affiliates of Taglich Brothers, Inc.
      Management Services Agreement. In March 2004, we entered into a management services agreement with Weatherly Group, LLC, and Taglich Brothers, Inc., the underwriter in this offering. Under this agreement, these parties agreed to provide advisory and management services to us in consideration of an annual management fee of $325,000, payable monthly, and additional fees based on a formula if we engage in certain major transactions. The agreement expires on February 28, 2009. During 2004, we paid a management fee of $270,833 under this agreement. In April 2005, the management services agreement was amended and restated to reduce the annual management fee to $125,000, payable monthly, contingent on the closing of this offering and in consideration of a lump sum payment of $150,000.
Management Incentive Plan
      Our Management Incentive Plan was adopted by the board of directors in September 1999. Under the plan, we agreed to pay to certain specified employees a bonus of up to 9.5% of our stockholders’ net profit in the event of a sale of the business. For purposes of the plan, a “sale of the business” includes a transaction negotiated on an arm’s length basis which results in the sale or transfer to an unaffiliated third party of all or substantially all of our assets or all of our outstanding shares of common stock and “net profit” means any amounts received by certain stockholders in excess of $10,526,315, after the payment of fees and expenses, as a result of the sale of the business.
      In connection with the acquisition of us by Orchids Acquisition Group, Inc. in 2004 and the 2002 dividend distribution received by our previous owners, our executive officers received payments under the terms of our Management Incentive Plan. Keith R. Schroeder, our Chief Financial Officer, and Ronald E. Hawkinson, our Vice President, Sales and Marketing, each received $98,601 and Michael P. Sage, our Chief Executive Officer, received $942,272. The Management Incentive Plan was subsequently terminated.

Indemnification and Employment Agreements
      As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. Our amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. We currently have a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors. We have also entered into employment agreements with our named executive officers. See “Management — Agreements with Named Executive Officers”.
      We intend to enter into indemnification agreements with our directors and executive officers. Under these agreements, we would be required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements.
      In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages will be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and us, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
      We intend to purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.
Stock Option Grants
      We have granted stock options to purchase shares of our common stock to our executive officers and directors. See “Principal Stockholders” and “Employee Benefit Plans — Stock Incentive Plan”.
Other Transactions
      We reimburse members of the Board of Directors for travel related expenditures related to their services to us.
      Following the offering, we intend to pay our independent directors an annual fee of $20,000. Thomas A. McFall will receive an annual fee of $50,000, for his services as Chairman of our Board of Directors. They will also be entitled to participate in our Stock Incentive Plan.

DESCRIPTION OF INDEBTEDNESS
      The following information describes our material outstanding indebtedness. This description is only a summary. You should also refer to the relevant agreements which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.
Credit Facility
      Pursuant to an Agented Revolving Credit and Term Loan Agreement, dated as of October 15, 2002, as amended, we maintain a $5.0 million revolving credit facility which matures on February 28, 2007, of which there was an outstanding balance at March 31, 2005 of $2.6 million. In addition, we maintain two term loans under this agreement consisting of:

•	a $13.5 million three-year term loan which matures on April 30, 2007, of which $10.9 million was outstanding as of March 31, 2005; and

•	A $3.9 million three-year term loan which matures on April 30, 2007, of which $3.6 million was outstanding as of March 31, 2005.

      Both of these term loans are being amortized over seven years. Amounts outstanding bear interest, at our election, at the prime rate or LIBOR, plus a margin based upon the ratio of our funded debt to EBITDA less income taxes paid and which ranges from negative 50 basis points to 150 basis points for prime rate loans and 225 to 425 basis points for LIBOR-based loans. In addition, we are required to reduce the outstanding principal amount of the term loans annually by an amount equal to 40% of our excess cash flow. Our obligations under the revolving credit facility and the term loans are secured by substantially all of our assets, including, but not limited to, a mortgage on our property in Pryor, Oklahoma. As of March 31, 2005, the interest rate on the revolving credit line and both term loans was 7.1%.
      The agreement contains representations and warranties, and affirmative and negative covenants customary for financings of this type, including, but not limited to, a covenant prohibiting us from declaring or paying dividends. The financial covenants measure our performance against standards for leverage, tangible net worth, debt service coverage, tested as of the end of each quarter, and a limit on the amount of annual capital expenditures. The maximum allowable leverage ratio is 4.0 to 1.0, the minimum allowable debt service coverage ratio is 1.25 to 1.0 and the minimum tangible net worth is $8.0 million. In addition, we are prohibited from making capital expenditures in excess of $1.0 million in any fiscal year.
Subordinated Debentures
      On March 1, 2004, Orchids Acquisition Group, Inc., which subsequently merged with and into us, sold units consisting of $2.2 million principal amount of subordinated debentures and common stock warrants to help finance our acquisition. The subordinated debentures were sold in units of $1,000 bearing interest at 12% per year, payable quarterly, with each note including a warrant to purchase 38 shares of common stock at an exercise price of $3.64 per share. We have the right to prepay, without premium or penalty, any unpaid principal on the subordinated debentures. The subordinated debentures are expressly subordinated to the prior payment in full of amounts owed under our revolving line of credit and term loans. The subordinated debentures contain customary covenants and events of default.
New Paper Machine Financing
      We have entered into a commitment letter with our existing lender for a construction loan needed for the project to expand our paper mill. However, we cannot assure you we will be able to obtain this financing on favorable terms or at all.
      As presented in the commitment letter, the construction loan will be an interest-only loan during the construction phase at a variable rate, and after completion of the project, will convert into a term loan with an amortization of ten years under which we would make monthly payments of principal and interest. The interest will be variable on comparable terms to our current credit facility described above and the term loan will include a cash flow recapture agreement to reduce the amortization to as low as seven years. A condition to the commitment letter is that we raise net proceeds of at least $11.5 million from this offering, of which $1.5 million will be placed into a cash reserve for interest payments which will be released upon our meeting specific EBITDA targets.
      Our existing lender will be entitled to a facility fee of .75% to be paid at the closing and the construction loan facility will be secured by a lien on all of our assets, which will be pari passu with the liens under our current credit facilities.
DESCRIPTION OF CAPITAL STOCK
      The following information describes our common stock, as well as options and warrants to purchase our common stock, and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.
      We are authorized to issue up to 10,000,000 shares of common stock, par value $.001 per share.
Common Stock
      As of the date of this prospectus, there were 2,000,000 shares of common stock outstanding that were held of record by approximately 86 stockholders. There will be 3,875,000 shares of common stock outstanding, assuming no exercise of the underwriter’s over-allotment option and no exercise of outstanding options, after giving effect to the sale of common stock offered in this offering.
      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefor, as well as any distributions to the stockholders. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.
Treasury Stock
      We have no shares of treasury stock.
Warrants
      As of the date of this prospectus, there were warrants outstanding to purchase 82,607 shares of common stock at an exercise price of $3.64 per share which are exercisable at any time on or prior to March 1, 2009. The exercise price and the number of shares that may be purchased upon exercise of the warrants are subject to adjustment in the event of stock dividends and stock splits or combinations. In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the our assets, the holders of the warrants are entitled to receive the consideration they would have received if they would have exercised the warrants prior to such event.
Underwriter’s Warrants
      We have agreed to issue warrants to the underwriter to purchase from us up to 150,000 shares of our common stock. These warrants are exercisable during the four-year period commencing one year from this offering at a price per share equal to 120% of the public offering price per share in this offering and will allow for cashless exercise. The warrants will provide for registration rights, including a one-time demand registration right and unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends and splits and recapitalizations consistent with the NASD Rules of Fair Practice. The exercise price was negotiated between us and the underwriter as part of the underwriter’s compensation in this offering.
Options
      As of the date of this prospectus, options to purchase a total of 465,000 shares of our common stock may be granted under our Stock Incentive Plan. As of                     , 2005, there are 270,000 outstanding options under the Stock Incentive Plan. Any shares issued upon exercise of these options will be immediately available for sale in the public market upon our filing, after the offering, of a registration statement relating to the options, subject to the terms of lock-up agreements entered into between certain of our option holders and the underwriter.
Anti-Takeover Provisions of Delaware Law and Charter Provisions
      Interested Stockholder Transactions. We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
      In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.
      In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
      Cumulative Voting. Our amended and restated certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.
      Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation and bylaws eliminate the ability of stockholders to act by written consent. It also provides that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or a majority of our directors.
      Advance Notice Requirements for Stockholder Proposals and Directors Nominations. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not more than 120 days or less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
      Authorized But Unissued Shares. Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of Orchids by means of a proxy contest, tender offer, merger or otherwise.
      Amendments. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage.
American Stock Exchange Listing
      We have applied for the listing of our common stock on the American Stock Exchange under the symbol “TIS”.
Transfer Agent And Registrar
      The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, New York, New York, 10038, and its telephone number is 1-800-937-5449.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.
      Upon completion of this offering and based on shares outstanding as of                     , 2005, we will have an aggregate of 3,875,000 shares of common stock outstanding. Of these shares, the 1,875,000 shares sold in this offering, plus any shares issued upon exercise of the underwriter’s option to purchase additional shares from us, will be freely tradable without restriction under the Securities Act, unless purchased by us or our “affiliates” as that term is defined in Rule 144 under the Securities Act. Shares of Orchids not registered by this registration statement and shares of Orchids acquired by our “affiliates” after this offering constitute “restricted securities” within the meaning of Rule 144 and may not be offered or sold in the open market after the offering, except subject to the applicable requirements of Rule 144 or Rule 701 under the Securities Act, which are described below, or another available exemption from registration under the Securities Act.
      The remaining 2,000,000 shares sold by us in reliance on exemptions from the registration requirements of the Securities Act are “restricted securities” within the meaning of Rule 144 under the Securities Act and become eligible for sale in the public market as follows:

•	beginning 90 days after the date of this prospectus, 1,434,377 shares will become eligible for sale subject to the provisions of Rules 144 and 701; and

•	beginning 180 days after the date of this prospectus, 565,623 additional shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriter and such stockholders.
      Our directors, officers and our stockholders who beneficially own more than 5% of our common stock have entered into lock-up agreements with the underwriter of this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our shares of common stock or any securities exercisable for or convertible into our common stock owned by them prior to this offering for a period of 180 days after the date of this prospectus without the prior written consent of the underwriter. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by Taglich Brothers, Inc. Based on shares outstanding as of                     , 2005, taking into account the lock-up agreements, and assuming Taglich Brothers, Inc. does not release stockholders from these agreements prior to the expiration of the 180-day lock-up period, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the date of this prospectus, the 1,875,000 shares sold in this offering will be immediately available for sale in the public market;

•	beginning 90 days after the date of this prospectus, approximately 1,434,377 additional shares will become eligible for sale under Rule 144 or 701, subject to volume restrictions as described below;

•	beginning 180 days after the date of this prospectus, approximately 565,623 additional shares will become eligible for sale under Rule 144 or 701, subject to volume restrictions as described below; and

•	the remainder of the restricted securities will be eligible for sale from time to time thereafter, subject in some cases to compliance with Rule 144.

      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 38,750 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.
      Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.
      Any of our employees, officers, directors or consultants who purchased his or her shares before the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without complying with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after the date of completion of this offering, subject, however, to the lock-up agreements. See “Underwriting” for a description of the lock-up agreements.
      No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock following this offering. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. See “Risk Factors — Risks Related To Our Common Stock — Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock”.
      Following the effectiveness of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock subject to outstanding options or reserved for issuance under our Stock Incentive Plan thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act, subject to any applicable lock-up agreements. Such registration statements will become effective immediately upon filing.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS
      This is a summary of certain material U.S. federal income tax and estate tax consequences relating to the purchase, ownership and disposition of our common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, or the Code, as amended to the date hereof, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of the registration statement may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future. This summary applies only to non-U.S. holders that will hold our common stock as capital assets within the meaning of Section 1221 of the Code. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as banks, tax-exempt organizations, pension funds, insurance companies or dealers in securities or foreign currencies, or persons that have a functional currency other than the U.S. dollar. This summary does not address the tax treatment of partnerships or persons who hold their interests through a partnership or another pass-through entity. This summary does not consider the effect of any applicable state, local, foreign or other tax laws.
      When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that for U.S. federal income tax purposes, is other than:

•	An individual who is a citizen or resident of the U.S.;

•	A corporation, partnership or other entity created or organized in or under the laws of the U.S. or of any political subdivision thereof;

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	A trust, if a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
      Special rules may apply to certain non-U.S. holders, such as former U.S. citizens or residents, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax. We urge you to consult your tax advisor about the U.S. federal tax consequences of purchasing, owning, and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Taxation of Dividends and Dispositions
      Dividends on Common Stock. In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of the non-U.S. holder’s tax basis in the common stock, and to the extent such portion exceeds the non-U.S. holder’s tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock”.
      Generally, dividends paid to a non-U.S. holder will be subject to the U.S. withholding tax at a 30% rate, subject to the two following exceptions.

•	Dividends effectively connected with a trade or business of a non-U.S. holder and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder within the U.S., generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the U.S. of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under the Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

      Dispositions of Common Stock. Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by a non-U.S. holder of a trade or business within the U.S. and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation” for federal income tax purposes and, provided that our common stock is “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.
      We do not believe we have been or currently are, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.
Federal Estate Tax
      Common stock owned or treated as owned by an individual non-U.S. holder at the time of death generally will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
      Information Reporting. The payment of a dividend to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements are satisfied. The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the U.S. by a foreign office of a broker, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the U.S.;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.
      In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or other agreement.
      Backup Withholding. Backup withholding is only required on payments that are subject to the information reporting requirements, discussed above, and if other requirements are satisfied. Even if the payment of proceeds from the sale of common stock is subject to the information reporting requirements, the payment of sale proceeds from a sale outside the U.S. will not be subject to backup withholding unless the payor has actual knowledge the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if dividends are subject to the withholding tax described above under “Dividends on Common Stock,” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.
      Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.
      THE U.S. FEDERAL INCOME TAX AND ESTATE TAX SUMMARY SET FORTH ABOVE PROVIDES GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2005, we have agreed to sell to the underwriter, Taglich Brothers, Inc., all of the shares of our common stock offered through this prospectus. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.
Over-Allotment Option
      We have granted to the underwriter a 30-day option to purchase on a pro rata basis up to 281,250 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.
Underwriting Discounts and Offering Expenses
      The underwriter proposes to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriter and the selling group members may allow a discount of $           per share on sales to other broker/ dealers. After the initial public offering, the underwriter may change the public offering price and concession and discount to broker/ dealers.
      The following table summarizes the compensation and estimated expenses we will pay:

		Without	With Full
		Exercise of	Exercise of
		Over-	Over-
		allotment	allotment
	Per Share	Option	Option

Public offering price
Underwriting discount
Proceeds, before expenses to us
      The expenses of this offering, not including the underwriting discount, are estimated at $800,000 and are payable by us. This includes accountable expenses payable to the underwriter in the estimated amount of $50,000.
      We have agreed to issue warrants to the underwriter to purchase from us up to 150,000 shares of our common stock. These warrants are exercisable during the four-year period commencing one year from this offering at a price per share equal to 120% of the public offering price per share in this offering and will allow for cashless exercise. The warrants will provide for registration rights, including a one-time demand registration right and unlimited piggyback registration rights, and customary anti-dilution provisions for stock dividends and splits and recapitalizations consistent with the NASD Rules of Fair Practice. The exercise price was negotiated between us and the underwriter as part of the underwriter’s compensation in this offering.
Determination of Offering Price
      This offering is being conducted in accordance with applicable provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. because affiliates of Taglich Brothers, Inc., the underwriter, beneficially own 10% or more of our common stock. In addition, Michael N. Taglich and Douglas E. Hailey, each an affiliate of Taglich Brothers, Inc., are former directors of Orchids. Rule 2720 requires that the public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Sanders Morris Harris Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The public offering price of the shares of common stock is no higher than the price recommended by Sanders Morris Harris Inc. We have agreed to indemnify

Sanders Morris Harris Inc. for any liability it incurs as a result of its service as the qualified independent underwriter in connection with the offering. We have also agreed to pay Sanders Morris Harris Inc. a fee of $100,000 and reimburse them for any fees and expenses incurred in this capacity.
      Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the underwriter. A pricing committee of our board of directors will approve the initial public offering price following such negotiations. Principal factors we expect to be considered in these negotiations include:

•	the information presented in this prospectus and otherwise available to the underwriter;

•	the history of and the prospects for our industry;

•	the ability of our management;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future operational results;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and demand for, publicly traded common stock of comparable companies.
      The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.
Listing
      We have applied to include our common stock on the American Stock Exchange under the symbol “TIS.”
Indemnification
      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make in that respect.
Lock-up Agreements
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Taglich Brothers, Inc., for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.
      All of our officers and directors and our shareholders who beneficially own more than 5% of our common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Taglich Brothers, Inc. for a period of 180 days after the date of this prospectus.
Stabilization, Short Positions and Penalty Bids
      The underwriter may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the American Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Other
      The underwriter and its affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking, and investment banking services for us and our affiliates in the ordinary course of business, for which they received, or will receive, customary fees.

LEGAL MATTERS
      The validity of the common stock offered hereby will be passed upon for us by Bryan Cave LLP, Chicago, Illinois. Bryan Cave LLP has in the past performed legal services for Taglich Brothers, Inc. and may do so again in the future. Wildman, Harrold, Allen & Dixon LLP, Chicago, Illinois, will pass on certain matters for the underwriter. Wildman, Harrold, Allen & Dixon LLP has in the past performed legal services for us.
EXPERTS
      Tullius Taylor Sartain & Sartain LLP, independent registered public accounting firm, have audited our financial statements as of December 31, 2004 and 2003, and for the ten-month period ended December 31, 2004, the two-month period ended February 29, 2004, and the years ended December 31, 2003 and 2002 as set forth in their reports. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Tullius Taylor Sartain & Sartain’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.
      You may read and copy all or any portion of the registration statement or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site (http://www.sec.gov).
      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC. This prospectus includes statistical data that were obtained or derived from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information.

INDEX TO FINANCIAL STATEMENTS

Unaudited Interim Financial Statements
Balance Sheets as of December 31, 2004 and March 31, 2005	F-2
Statements of Income for the Two-Month Period ended February 29, 2004, One-Month Period ended March 31, 2004 and Three-Month Period ended March 31, 2005	F-3
Statement of Changes in Stockholders’ Equity for the Two-Month Period ended February 29, 2004, One-Month Period ended March 31, 2004 and Three-Month Period ended March 31, 2005	F-4
Statements of Cash Flows for the Two-Month Period ended February 29, 2004, One-Month Period ended March 31, 2004 and Three-Month Period ended March 31, 2005	F-5
Notes to Financial Statements for the Two-Month Period ended February 29, 2004, One-Month Period ended March 31, 2004 and Three-Month Period ended March 31, 2005	F-6
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-8
Balance Sheets as of December 31, 2003 and 2004	F-9
Statements of Income for the Years ended December 31, 2002 and 2003, the Two-Month Period ended February 29, 2004, and the Ten-Month Period ended December 31, 2004	F-10
Statements of Changes in Stockholders’ Equity for the Years ended December 31, 2002 and 2003, the Two-Month Period ended February 29, 2004, and the Ten-Month Period ended December 31, 2004	F-11
Statements of Cash Flows for the Years ended December 31, 2002 and 2003, the Two-Month Period ended February 29, 2004, and the Ten-Month Period ended December 31, 2004	F-12
Notes to Financial Statements	F-13

ORCHIDS PAPER PRODUCTS COMPANY
BALANCE SHEETS

	December 31,	March 31,
	2004	2005

		(Unaudited)
ASSETS
Current assets:
Cash	$485,406	$5,390
Accounts receivable, net of allowance of $90,000 in 2004 and $105,000 in 2005	3,608,623	3,141,682
Inventories, net	3,047,788	5,029,928
Investments	750,000	751,128
Income taxes receivable	281,715	189,887
Prepaid expenses	329,916	605,149
Deferred income taxes	136,000	136,000

Total current assets	8,639,448	9,859,164
Property, plant and equipment	25,780,635	27,335,605
Accumulated Depreciation	(1,288,305)	(1,609,699)

Net property, plant and equipment	24,492,330	25,725,906
Deferred debt issuance costs, net of accumulated amortization of $42,129 in 2004 and $84,891 in 2005	275,270	232,508

Total Assets	$33,407,048	$35,817,578

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,179,847	$2,299,856
Accrued liabilities	1,248,742	922,562
Current portion of long-term debt	1,812,348	1,835,952

Total current liabilities	5,240,937	5,058,370
Revolving line of credit	—	2,641,856
Long-term debt, net of unamortized discount of $125,382 in 2004 and $118,941 in 2005	15,144,971	14,694,341
Deferred income taxes	6,080,000	6,136,282
Stockholders equity:
Common stock, $.001 par value, 10,000,000 shares authorized, 2,000,000 shares issued and outstanding at March 31, 2004 and 2005	2,000	2,000
Additional paid-in capital	5,504,604	5,504,604
Common stock warrants	140,609	140,609
Retained earnings	1,293,927	1,639,516

Total stockholders’ equity	6,941,140	7,286,729

Total liabilities and stockholders’ equity	$33,407,048	$35,817,578

See notes to financial statements

ORCHIDS PAPER PRODUCTS COMPANY
STATEMENTS OF INCOME
Two-Month Period ended February 29, 2004, One-Month Period ended March 31, 2004 and Three-Month Period ended March 31, 2005

	Predecessor	Successor

	Two Months Ended	One Month Ended	Three Months Ended
	February 29,	March 31,	March 31,
	2004	2004	2005

		(Unaudited)	(Unaudited)
Net sales	$7,191,039	$2,854,362	$12,542,260
Cost of sales	6,155,905	2,405,697	10,725,266

Gross profit	1,035,134	448,665	1,816,994
Selling, general and administrative expenses	1,196,698	426,884	959,062

Operating income (loss)	(161,564)	21,781	857,932
Interest expense	45,421	96,485	369,575
Other (income) expense, net	(311)	(315)	(5,342)

Income (loss) before income taxes	(206,674)	(74,389)	493,699
Provision (benefit) for income taxes:
Current	(46,280)	6,981	91,828
Deferred	111,977	2,549	56,282

	65,697	9,530	148,110

Net income (loss)	$(272,371)	$(83,919)	$345,589

Net income (loss) per share:
Basic		$(0.04)	$0.17
Diluted		$(0.04)	$0.17
Shares used in calculating net income (loss) per share:
Basic		2,000,000	2,000,000
Diluted		2,052,538	2,052,538
See notes to financial statements

ORCHIDS PAPER PRODUCTS COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
Two-Month Period ended February 29, 2004, One-Month Period ended March 31, 2004 (Unaudited)
and Three-Month Period ended March 31, 2005 (Unaudited)

	Common Stock
				Common Stock
			Additional	Warrants
	Number of		Paid-In			Retained
	Shares	Amount	Capital	Shares	Value	Earnings	Total

Predecessor
Balance at December 31, 2003	1,000	$1	$8,000,814	—	$—	$2,049,471	$10,050,286
Net loss	—	—	—	—	—	(272,371)	(272,371)

Balance at February 29, 2004	1,000	$1	$8,000,814	—	$—	$1,777,100	$9,777,915

Successor
Issuance of common stock	728,751	$729	$6,049,271	—	$—	$—	$6,050,000
Valuation of warrants issued with subordinated debt	—	—	—	82,607	140,609	—	140,609
Valuation of management shares issued	—	—	103,106	—	—	—	103,106
Cost of common stock and warrants issued	—	—	(646,502)	—	—	—	(646,502)
Net loss	—	—	—	—	—	(83,919)	(83,919)
Effect of 2.744 for 1 stock split	1,271,249	1,271	(1,271)	—	—	—	—

Balance at March 31, 2004	2,000,000	$2,000	$5,504,604	82,607	$140,609	$(83,919)	$5,563,294

Balance at January 1, 2005	2,000,000	$2,000	$5,504,604	82,607	$140,609	$1,293,927	$6,941,140
Net income	—	—	—	—	—	345,589	345,589

Balance at March 31, 2005	2,000,000	$2,000	$5,504,604	82,607	$140,609	$1,639,516	$7,286,729

See notes to financial statements

ORCHIDS PAPER PRODUCTS COMPANY
STATEMENTS OF CASH FLOWS
Two-Month Period ended February 29, 2004, One-Month Period ended March 31, 2004 and Three-Month Period ended March 31, 2005

	Predecessor	Successor

	Two Months	One Month	Three Months
	Ended	Ended	Ended
	February 29,	March 31,	March 31,
	2004	2004	2005

		(Unaudited)	(Unaudited)
Cash Flows From Operating Activities:
Net income (loss)	$(272,371)	$(83,919)	$345,589
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	385,612	118,114	364,156
Provision for doubtful accounts	5,000	—	15,000
Deferred income taxes	111,977	2,549	56,282
Employee stock compensation	—	103,106	—
Changes in cash due to changes in operating assets and liabilities, net of acquisition:
Accounts receivable, net	(347,626)	1,694,097	451,941
Escrow funds receivable	—	(2,275,015)	—
Inventories	344,106	(451,504)	(1,982,140)
Prepaid expenses	49,495	55,008	(275,233)
Income taxes receivable	(49,057)	(796)	91,828
Accounts payable	133,589	214,196	120,009
Accrued liabilities	486,356	(260,708)	(326,180)

Net cash provided by (used in) operating activities	847,081	(884,872)	(1,138,748)
Cash Flows From Investing Activities:
Acquisition of business, net of cash acquired	—	(14,506,073)	—
Purchases of property, plant and equipment	(112,054)	(20,194)	(1,554,970)
Purchases of investments	—	—	(1,128)

Net cash used in investing activities	(112,054)	(14,526,267)	(1,556,098)
Cash Flows From Financing Activities:
Proceeds from issuance of common stock	—	6,050,000	—
Cost of common stock and warrants issued	—	(646,502)	—
Proceeds from the issuance of subordinated debt and common stock warrants	—	2,150,000	—
Proceeds from the issuance of long-term debt	—	13,500,000	—
Principal payments on long-term debt	(445,142)	(7,072,892)	(427,026)
Borrowings on line of credit	—	1,281,973	2,641,856
Deferred debt issuance costs	—	(317,399)	—

Net cash provided by (used in) financing activities	(445,142)	14,945,180	2,214,830
Net increase (decrease) in cash	289,885	(465,959)	(480,016)
Cash, beginning of period	199,791	489,676	485,406

Cash, end of period	$489,676	$23,717	$5,390

Supplemental Disclosure of Cash Flow information
Interest paid	$48,156	$89,910	$396,844

Income taxes paid	$—	$135,000	$35,000

See notes to financial statements

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
Note 1 — Basis of Presentation

Basis of Presentation
      Orchid’s Paper Products Company (“Orchids” or the “Company”) was formed in 1998 to acquire and operate the paper manufacturing facility, built in 1976, in Pryor, Oklahoma. Orchids Acquisition Group, Inc. (“Orchids Acquisition”) was established in November 2003, for the purpose of acquiring the common stock of Orchids. Orchids Acquisition closed the sale of its equity and debt securities on March 1, 2004, and immediately thereafter closed the acquisition of Orchids. On April 19, 2005, Orchids Acquisition merged with and into Orchids, with Orchids as the surviving entity. The accompanying financial statements of Orchids prior to March 1, 2004, are labeled “Predecessor.” The financial statements of Orchids Acquisition and Orchids as of March 1, 2004, and thereafter are labeled “Successor.”
      The accompanying financial statements have been prepared by the Company, without an audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “Commission”). Certain information and footnote disclosures, normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to those rules and regulations. However, the Company believes that the disclosures made are adequate to make the information presented not misleading when read in conjunction with the audited annual financial statements and the notes thereto included in this Prospectus. Management believes that the financial statements contain all adjustments necessary for a fair statement of the results for the interim periods presented. All adjustments made were of a normal, recurring nature with the exception of the purchase accounting adjustments on March 1, 2004, explained in Note 2 to the annual financial statements. The results of operations for the interim period are not necessarily indicative of the results for the entire fiscal year.
Note 2 — Property, Plant and Equipment
      The Company has entered into purchase agreements with suppliers to begin construction of a new paper machine. As of April 19, 2005, these purchase agreements total approximately $8,700,000. Down payments were required to these vendors with the remaining payments spread over a seven-month period. One of these agreements is denominated in foreign currency. The Company has limited its exchange rate exposure by entering into exchange rate contracts for the future specified payment dates. One of the purchase agreements contains a cancellation agreement, which limits the Company’s liability to the supplier’s out-of-pocket expenditures and committed liabilities.
Note 3 — Credit Agreements
      Borrowings under the $5,000,000 revolving line of credit at March 31, 2005 were $2,641,856, including a $484,676 bank overdraft balance. At March 31, 2005, the borrowing base was $3,883,000.
      Amounts outstanding under the revolving line of credit and term loan bear interest at the Company’s election at the prime rate or LIBOR, plus a margin based on the ratio of funded debt to EBITDA less income taxes paid. The margin is set quarterly and ranges from negative 50 basis points to 150 basis points for prime rate loans and from 225 to 425 basis points for LIBOR-based loans. At March 31, 2005, the Company’s rate margin was 150 basis points for Prime or 425 basis points for LIBOR. At March 31, 2005, the Company’s borrowing rate was 7.1%. In addition, the Company is required to reduce the outstanding principal amount of the term loans annually by an amount equal to 40% of excess cash flow, as defined. Obligations under the revolving credit facility and the term loans are secured by substantially all of the Company’s assets.

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS — (Continued)
Note 4 — Stock Split
      On April 14, 2005, the Company’s and Orchids Acquisition’s boards of directors approved the merger of Orchids Acquisition into Orchids with Orchids as the surviving entity. The number of authorized common shares was increased to 10,000,000 and the number of common shares outstanding were split on a 2.744 for 1 basis. All common and per share amounts of the Successor have been restated to reflect the 2.744 for 1 stock split.
Note 5 — Earnings per Share
      The computation of basic and diluted net income per share for the one-month period ending March 31, 2004 and the three-month period ended March 31, 2005 is as follows:

	One Month	Three Months
	Ended	Ended
	March 31,	March 31,
	2004	2005

Net income (loss)	$(83,919)	$345,589

Weighted average shares outstanding	2,000,000	2,000,000
Effect of dilutive warrants	52,538	52,538

Weighted average shares outstanding — assuming dilution	2,052,538	2,052,538

Earnings per common share:
Basic	$(0.04)	$0.17
Diluted	$(0.04)	$0.17

Note 6 — Subsequent Events
      In April 2005, the board of directors and stockholders approved the 2005 Stock Incentive Plan (“the Plan”). The Plan provides for the granting of incentive stock options to employees selected by the board’s compensation committee. The plan authorizes 465,000 shares of stock to be issued under the Plan. The compensation committee subsequently awarded options for 270,000 shares to officers of the Company at an exercise price equal to the public offering price of the stock. Issuance of the options will be accounted for in the second quarter of 2005 under the provisions of SFAS 123R. The Company plans to value the options using the Black-Scholes option pricing model.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
Orchids Paper Products Company
      We have audited the accompanying balance sheets of Orchids Paper Products Company (the “Company”) as of December 31, 2004 and its Predecessor as of December 31, 2003, and the related statements of income, changes in stockholders’ equity and cash flows of the Company for the ten-month period ended December 31, 2004 and of the Predecessor for the two-month period ended February 29, 2004 and for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and of its Predecessor at December 31, 2003, and the results of their operations and their cash flows for the ten-month period ended December 31, 2004 for the Company and for the two-month period ended February 29, 2004 and for the years ended December 31, 2003 and 2002 for the Predecessor, in conformity with accounting principles generally accepted in the United States of America.
/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP
Tulsa, Oklahoma
April 19, 2005

ORCHIDS PAPER PRODUCTS COMPANY
BALANCE SHEETS
December 31, 2003 and 2004

	Predecessor	Successor
	2003	2004

ASSETS
Current assets:
Cash	$199,791	$485,406
Accounts receivable, net of allowance of $100,000 in 2003 and $90,000 in 2004	3,976,839	3,608,623
Inventories, net	3,787,598	3,047,788
Investments	—	750,000
Income taxes receivable	65,552	281,715
Prepaid expenses	491,722	329,916
Deferred income taxes	76,183	136,000

Total current assets	8,597,685	8,639,448

Property, plant and equipment	26,010,261	25,780,635

Accumulated depreciation	(11,675,548)	(1,288,305)

Net property, plant and equipment	14,334,713	24,492,330

Deferred debt issuance costs, net of accumulated amortization of $16,861 in 2003 and $42,129 in 2004	28,088	275,270

Total assets	$22,960,486	$33,407,048

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,415,560	$2,179,847
Accrued liabilities	1,287,667	1,248,742
Current portion of long-term debt	2,700,614	1,812,348

Total current liabilities	5,403,841	5,240,937

Long-term debt (net of unamortized discount of $125,382 in 2004)	4,846,488	15,144,971

Deferred income taxes	2,659,871	6,080,000
Stockholders’ equity:
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding at December 31, 2003 (Predecessor); $.001 par value, 10,000,000 shares authorized, 2,000,000 shares issued and outstanding at December 31, 2004 (Successor)	1	2,000
Additional paid-in capital	8,000,814	5,504,604
Common stock warrants	—	140,609
Retained earnings	2,049,471	1,293,927

Total stockholders’ equity	10,050,286	6,941,140

Total liabilities and stockholders’ equity	$22,960,486	$33,407,048

See notes to financial statements.

ORCHIDS PAPER PRODUCTS COMPANY
STATEMENTS OF INCOME
Years ended December 31, 2002 and 2003, the Two-Month Period ended February 29, 2004, and the Ten-Month Period ended December 31, 2004

	Predecessor			Successor

			Two Months	Ten Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	February 29,	December 31,
	2002	2003	2004	2004

Net sales	$53,201,693	$44,524,451	$7,191,039	$39,736,465
Cost of sales	44,260,958	36,672,934	6,155,905	33,389,917

Gross profit	8,940,735	7,851,517	1,035,134	6,346,548

Selling, general and administrative expenses	4,623,045	4,069,285	1,196,698	3,363,527

Operating income (loss)	4,317,690	3,782,232	(161,564)	2,983,021

Interest expense	574,222	346,772	45,421	1,051,640
Other (income) expense, net	320,214	18,558	(311)	(4,663)

Income (loss) before income taxes	3,423,254	3,416,902	(206,674)	1,936,044

Provision (benefit) for income taxes:
Current	91,663	1,042,231	(46,280)	470,371
Deferred	934,220	325,200	111,977	171,746

	1,025,883	1,367,431	65,697	642,117

Net income (loss)	$2,397,371	$2,049,471	$(272,371)	$1,293,927

Net income (loss) per share:
Basic				$0.65
Diluted				$0.63
Shares used in calculating net income (loss) per share:
Basic				2,000,000
Diluted				2,052,538
See notes to financial statements.

ORCHIDS PAPER PRODUCTS COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years ended December 31, 2002 and 2003, the Two-Month Period ended February 29, 2004, and the Ten-Month Period ended December 31, 2004

	Common Stock
				Common Stock
			Additional	Warrants
	Number		Paid-In			Retained
	of Shares	Amount	Capital	Shares	Value	Earnings	Total

Predecessor
Balance at January 1, 2002	$1,000	$1	$10,418,791	$—	$—	$2,026,758	$12,445,550
Net Income	—	—	—	—	—	2,397,371	2,397,371
Dividends and return of capital	—	—	(2,417,977)	—	—	(4,424,129)	(6,842,106)

Balance at December 31, 2002	1,000	1	8,000,814	—	—	—	8,000,815
Net income	—	—	—	—	—	2,049,471	2,049,471

Balance at December 31, 2003	1,000	1	8,000,814	—	—	2,049,471	10,050,286
Net loss	—	—	—	—	—	(272,371)	(272,371)

Balance at February 29, 2004	1,000	$1	$8,000,814	—	$—	$1,777,100	$9,777,915

Successor
Issuance of Common Stock	$728,751	$729	$6,049,271	$—	$—	$—	$6,050,000
Valuation of Warrants issued with Subordinated Debt	—	—	—	82,607	140,609	—	140,609
Valuation of management shares issued	—	—	103,106	—	—	—	103,106
Cost of common stock and warrants issued	—	—	(646,502)	—	—	—	(646,502)
Net income	—	—	—	—	—	1,293,927	1,293,927
Effect of 2.744 for 1 stock split	1,271,249	1,271	(1,271)	—	—	—	—

Balance at December 31, 2004	$2,000,000	$2,000	$5,504,604	$82,607	$140,609	$1,293,927	$6,941,140

See notes to financial statements.

ORCHIDS PAPER PRODUCTS COMPANY
STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2002 and 2003, the Two-Month Period ended February 29, 2004, and the Ten-Month Period ended December 31, 2004

	Predecessor			Successor

			Two Months	Ten Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	February 29,	December 31,
	2002	2003	2004	2004

Cash Flows From Operating Activities
Net income (loss)	$2,397,371	$2,049,471	$(272,371)	$1,293,927
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,238,287	2,230,367	385,612	1,372,047
Write-off of deferred debt issuance costs	26,173	—	—	—
(Gain) loss on disposal of property, plant and equipment and investments	(7,844)	2,161	—	—
Provision for doubtful accounts	76,807	181,956	5,000	22,844
Deferred income taxes	934,220	325,200	111,977	171,746
Employee stock compensation	—	—	—	103,106
Changes in cash due to changes in operating assets and liabilities; net of acquisition:
Accounts receivable, net	597,056	(299,017)	(347,626)	687,998
Inventories	394,884	(806,369)	344,106	395,704
Prepaid expenses	109,204	20,013	49,495	112,312
Income taxes receivable	—	42,785	(49,057)	(167,106)
Accounts payable	(617,969)	236,954	133,589	751,421
Accrued liabilities	648,169	(137,339)	486,356	(21,511)

Net cash provided by operating activities	6,796,358	3,846,182	847,081	4,722,488
Cash Flows From Investing Activities
Acquisition of business, net of cash acquired	—	—	—	(14,506,073)
Proceeds from the sale of investments	—	234,828	—	—
Purchase of investments	—	—	—	(750,000)
Proceeds from the sale of property, plant and equipment	10,786	—	—	—
Purchases of property, plant and equipment	(976,504)	(853,733)	(112,054)	(4,537,525)

Net cash used in investing activities	(965,718)	(618,905)	(112,054)	(19,793,598)
Cash Flows From Financing Activities
Proceeds from issuance of common stock	—	—	—	6,050,000
Cost of common stock and warrants issued	—	—	—	(646,502)
Proceeds from issuance of subordinated debt and common stock warrants	—	—	—	2,150,000
Proceeds from issuance of long-term debt	10,500,000	—	—	17,398,853
Principal payments on long-term debt	(9,604,369)	(2,612,397)	(445,142)	(9,568,112)
Dividends and return of capital	(6,842,106)	—	—	—
Bank overdraft	357,723	(622,538)	—	—
Deferred debt issuance costs	(33,191)	(11,758)	—	(317,399)

Net cash provided by (used in) financing activities	(5,621,943)	(3,246,693)	(445,142)	15,066,840

Net increase (decrease) in cash	208,697	(19,416)	289,885	(4,270)
Cash, beginning of period	10,510	219,207	199,791	489,676

Cash, end of period	$219,207	$199,791	$489,676	$485,406

Supplemental Disclosure of Cash Flow Information
Interest paid	$495,815	$336,826	$48,156	$884,430

Income taxes paid	$200,000	$879,100	$—	$764,700

See notes to financial statements.

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2002, 2003 and 2004

Note 1 —	Summary of Significant Accounting Policies

Basis of Presentation
      Orchids Paper Products Company (“Orchids” or the “Company”) was formed in 1998 to acquire and operate the paper manufacturing facility, built in 1976, in Pryor, Oklahoma. Orchids Acquisition Group, Inc. (“Orchids Acquisition”) was established in November 2003, for the purpose of acquiring the common stock of Orchids. Orchids Acquisition closed the sale of its equity and debt securities on March 1, 2004, and immediately thereafter closed the acquisition of Orchids. On April 19, 2005, Orchids Acquisition merged with and into Orchids, with Orchids as the surviving entity. The accompanying financial statements of Orchids prior to March 1, 2004, are labeled “Predecessor.” The financial statements of Orchids Acquisition and Orchids as of March 1, 2004, and thereafter are labeled “Successor.”

Business
      Orchids operates a paper mill and converting plant used to produce a full range of paper tissue products. The mill produces bulk rolls of paper from recycled paper stock. The bulk rolls are transferred to the converting plant for further processing. Tissue products produced in the converting plant include paper towels, napkins, and bathroom tissue, which the Company primarily markets to domestic discount retailers. The Company operates in one segment.

Summary of Significant Accounting Policies

Fair value of financial instruments
      The carrying amounts of the Company’s financial instruments, cash, accounts receivable, investments, accounts payable and accrued liabilities approximate fair value due to their short maturity. The fair value of the Company’s long-term debt is estimated by management to approximate fair value based on the obligations’ characteristics, including floating interest rate, credit ratings, maturity and collateral.

Accounts receivable
      Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts. A trade receivable is considered to be past due if it is outstanding for more than five days past terms. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Receivables are written-off when deemed uncollectible. Recoveries of receivables previously written-off are recorded when received. The Company does not typically charge interest on trade receivables.

Inventories
      Inventories are stated at the lower of cost or market. The Company’s cost is based on standard cost which approximates actual costs on a first-in, first-out basis. Material, labor, and factory overhead necessary to produce the inventories are included in the standard cost.

Investments
      Investments consist of certificates of deposit and are carried at cost, which approximates market value.

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Property, plant and equipment
      Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets.

Impairment of long-lived assets
      The Company reviews its long-lived assets, primarily property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment evaluation is based on estimates of remaining useful lives and the current and expected future cash flows. If the carrying value of long-lived assets exceeds future cash flows, an impairment charge of the amount of carrying value over fair value is recorded. The Company had no impairment of long-lived assets during the years ended December 31, 2002 and 2003, the period ended February 29, 2004, or the period ended December 31, 2004.

Income taxes
      Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and the tax basis of the Company’s assets and liabilities. Future tax benefits are recognized to the extent that realization of those benefits is considered to be more likely than not. A valuation allowance is provided for deferred tax assets for which realization is not assured.

Deferred debt issuance costs
      Costs incurred in obtaining debt funding are deferred and amortized on an effective interest method over the terms of the loans. Debt issuance costs of $317,399 relating to the renegotiated bank debt and the subordinated debentures are being amortized over the terms of the debt.

Discount on debt securities issued
      Discount on Subordinated Debt issued of $140,609 is amortized over the term of the debt using the effective interest method.

Stock split
      On April 14, 2005, the Company’s and Orchids Acquisition’s boards of directors approved the merger of Orchids Acquisition into Orchids with Orchids as the surviving entity. The number of authorized common shares was increased to 10,000,000 and the number of common shares outstanding were split on a 2.744 for 1 basis. All common and per share amounts of the Successor have been restated to reflect the 2.744 for 1 stock split.

Revenue recognition
      Revenues for products loaded on customer trailers are recognized when the customer has accepted custody and left the Company’s dock. Revenues for products shipped to customers are recognized when title passes upon shipment. Customer discounts and pricing allowances are included in net sales.

Shipping and handling costs
      Costs incurred to ship raw materials to the Company’s facilities are included in inventory and cost of sales. Costs incurred to ship finished goods to customer locations of $1,512,405 and $1,272,989 for the years 2002 and 2003, respectively, $278,686 for the two-month period ended February 29, 2004, and $1,098,313 for the ten-month period ended December 31, 2004, are included in cost of sales.

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Advertising costs
      Advertising costs are expensed when incurred and totaled $101,789 and $181,843 for the years ended December 31, 2002 and 2003, respectively, $902 for the two-month period ended February 29, 2004, and $155,882 for the ten-month period ended December 31, 2004, and are included in selling, general and administrative expenses.

Use of estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New pronouncements
      The Financial Accounting Standards Board (“FASB”) periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. Orchids has reviewed the recently issued pronouncements and concluded that the following new accounting standards are applicable to the Company.
      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities,” that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. For the Company, the consolidation provisions of FIN 46, as revised, are effective in fiscal years beginning after December 15, 2004. The adoption of FIN 46 is not expected to have a material effect on the Company’s financial position or results of operations.
      In November 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs”, which revised Accounting Research Bulletin (“ARB”) No. 43, relating to inventory costs. This revision is to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that these items be recognized as a current period charge regardless of whether they meet the criterion specified in ARB 43. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets — An Amendment of Accounting Principles Board, or APB, Opinion No. 29.” SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the statements of income. The effective

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)
date of the new standard is for the quarter ending March 31, 2006. The modified prospective method will be used, requiring that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of 2006. The Company may elect to apply SFAS 123 retroactively upon adoption by restating 2005. Alternatively, the Company may early adopt to apply SFAS 123 to option grants in 2005. The Company plans to early adopt for stock option grants in 2005.
Reclassification
      Customer pricing allowances previously charged to selling, general and administrative expenses have been reclassified to net sales for all periods presented.

Note 2 —	Acquisition of Orchids Paper Products Company
      On March 1, 2004, Orchids Acquisition completed the acquisition of all of the outstanding shares of capital stock of Orchids. The adjusted purchase price of $21,598,000 was paid in cash and assumed debt of $7,092,000. Orchids Acquisition financed the purchase by sale of its common stock for $6,050,000 and units consisting of subordinated debentures and warrants to purchase the Company’s common stock for $2,150,000; restructuring the Company’s debt obligations and assumption of certain liabilities. It was determined through the Company’s due diligence procedures that, with the exception of inventory and certain plant equipment, the book value of the assets and liabilities of Orchids approximated fair value. The purchase price was allocated to raw materials and bulk paper rolls on the basis of estimated replacement cost. The purchase price was allocated to finished goods at estimated selling price, less costs of disposal and a reasonable profit allowance for the selling effort. The value of the plant equipment was based on a 2002 appraisal of those assets. Since the purchase price allocable to plant equipment was the residual value that was less than the 2002 appraised values, management allocated the residual value to major equipment components proportionately on the basis of the appraised values. The Company does not have long-term contracts with customers, and the majority of its products are produced as privately owned brands. Consequently, the Company did not allocate any portion of the purchase price to trademarks or customer relationships. In connection with the common stock purchase, the Company retains its basis of assets and liabilities for income tax purposes. Deferred income taxes were computed on the difference between the carryover tax basis and the adjusted financial basis of assets and liabilities.
      The following table summarizes the allocation of the purchase price to the assets and liabilities at March 1, 2004:

(000’s)

Assets
Current assets	$10,618
Property, plant and equipment	21,243
Other assets	324

Total assets	32,185

Liabilities
Current liabilities	2,704
Long-term debt	18,089
Deferred taxes	5,848

Total liabilities	26,641

Net assets acquired	$5,544

      The following table sets forth the unaudited pro forma results of operations of the Company for the years ended December 31, 2003 and 2004, respectively. The unaudited pro forma financial information summarizes the results of operations for the periods indicated as if the Orchids acquisition had occurred at

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)
the beginning of each of the annual periods presented. The results prior to the acquisition date are adjusted to include the pro forma impact of: the increase in depreciation expense for the step-up in basis and the adjustment of estimated depreciable lives of plant equipment and interest expense on the bank debt and the subordinated debentures used to fund the acquisition. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of each of the periods presented or that may be obtained in the future.

	2003	2004

Net income	$1,900,000	$1,028,000
Earnings per share:
Basic	$0.95	$0.51
Diluted	$0.93	$0.50

Note 3 —	Inventories
      Inventories at December 31 were:

	Predecessor	Successor
	2003	2004

Raw materials	$1,013,652	$1,453,560
Bulk paper rolls	1,233,043	519,154
Converted finished goods	1,540,903	1,075,074

	$3,787,598	$3,047,788

Note 4 —	Property, Plant and Equipment
      The principal categories and estimated useful lives of property, plant and equipment at December 31 were:

			Estimated
	Predecessor	Successor	Useful Lives
	2003	2004	(Successor)

Land	$308,423	$308,423	—
Buildings	5,228,491	3,275,886	40
Machinery and equipment	18,591,711	20,062,292	5-25
Vehicles	173,855	102,899	5
Nondepreciable machinery and equipment (parts and spares)	1,510,492	1,619,449	—
Construction-in-process	197,289	411,686	—

	$26,010,261	$25,780,635

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5 —	Long-Term Debt
      Long-term debt at December 31 consists of:

	Predecessor	Successor
	2003	2004

Term loan, due in monthly installments of $168,726, including interest	$—	$11,213,330
Term loan, due in monthly installments of $55,565, including interest	—	3,711,815
Subordinated debentures at face value less unamortized discount of $125,382	—	2,024,618
Term loan, due in monthly installments of $149,141 (refinanced in connection with acquisition)	4,649,776	—
Term loan, due in monthly installments of $91,782 (refinanced in connection with acquisition)	2,861,366	—
Other	35,960	7,556

	7,547,102	16,957,319
Less current portion	2,700,614	1,812,348

	$4,846,488	$15,144,971

      The annual maturities of all debt are as follows:

Annual
Payment
Year	Amount

2005	$1,812,348
2006	1,924,106
2007	11,196,247
2008	—
2009	2,024,618

$16,957,319

      Pursuant to an agented revolving credit and term loan agreement with Bank of Oklahoma, N.A. and International Bank of Commerce, the Company maintains a $5.0 million revolving credit line which matures on February 28, 2007, of which there was no outstanding balance at December 31, 2004. The borrowing base is determined by qualified receivables and inventory. At December 31, 2004, the borrowing base was limited to $3.2 million.
      In addition, the Company maintains two term loans under this agreement. Both of these term loans mature in 2007. Amounts outstanding bear interest (6.2% at December 31, 2004) at the Company’s election at the prime rate or LIBOR, plus a margin based on the ratio of funded debt to EBITDA less income taxes paid. The margin ranges from negative 50 basis points to 150 basis points for prime rate loans and from 225 to 425 basis points for LIBOR-based loans. In addition, the Company is required to reduce the outstanding principal amount of the term loans annually by an amount equal to 40% of excess cash flow, as defined. Obligations under the revolving credit facility and the term loans are secured by substantially all of the Company’s assets.
      The agreement contains various restrictive covenants that include requirements to maintain certain financial ratios, restricts capital expenditures and the payment of dividends. The Company was in compliance with all covenants at December 31, 2004.

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)
      As a part of the financing for the Orchids acquisition, Orchids Acquisition sold 728,751 shares of common stock and 2,150 Units. Each Unit was comprised of (1) a subordinated debenture in the principal amount of $1,000, bearing interest payable quarterly at 12% per annum, due March 1, 2009, and (2) a warrant to purchase 38 shares of the Company’s common stock at $3.64 per share, exercisable at the option of the holder for a period of five years. The debentures stipulate that principal payments are subordinated to the prior payment in full of the debt obligations to Bank of Oklahoma and International Bank of Commerce. The debentures and warrants were recorded at their pro rata fair values in relation to the proceeds received. As a result, the warrants were valued at $140,609. The difference between pro rata fair value and face value of the Subordinated Debentures is being amortized over the life of the debentures utilizing the effective interest rate of 14.6%. The Company recorded $15,227 as interest expense related to amortization of the discount during the ten-month period ended December 31, 2004.
      The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4%; expected dividend yield of 0%; expected lives of 5 years; and estimated volatility of 48%.
      Orchids Acquisition sold its common stock for $3.64 per share, except for shares issued to “Founders” who paid $.14 per share. The Company’s management was allowed to participate as Founders. The difference between $3.64 per share and $.14 per share paid by management, totaling $103,106, is reported as compensation expense in the ten-month period ended December 31, 2004.
      At December 31, 2004, the Company had an unused letter of credit in the amount of $419,000 for raw material purchases, which expired in March 2005.

Note 6 —	Leases
      The Company leased equipment from a third party under an operating lease expiring in 2006. In July 2004, the Company elected to terminate the lease by paying to the lessor $3,994,454, the amount specified in the lease.
      Rental expense is $1,147,226 for each of the years ended December 31, 2002 and 2003, $192,862 for the two-month period ended February 29, 2004, and $383,977 for the ten-month period ended December 31, 2004.

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 7 —	Income Taxes
      Significant components of the Company’s deferred income tax assets and liabilities at December 31 were:

	Predecessor	Successor
	2003	2004

Deferred income taxes — current
Inventories	$57,602	$92,000
Prepaid expenses	(101,916)	(74,000)
Accounts receivable	38,000	34,000
Accrued vacation	82,497	84,000

Deferred income tax assets — current	$76,183	$136,000

Deferred income taxes — noncurrent
Indian Employment Credit carryforward	$251,299	$—
Plant and equipment	(2,911,170)	(6,080,000)

Deferred income tax liabilities — noncurrent	$(2,659,871)	$(6,080,000)

      The following table summarizes the differences between the U.S. federal statutory rate and the Company’s effective tax rate for financial statement purposes:

			Two Months	Ten Months
			Ended	Ended
			February 29,	December 31,
	2002	2003	2004	2004

Statutory tax rate	34.0%	34.0%	(34.0)%	34.0%
State income taxes, net of U.S. federal tax benefit	—	6.1%	0.9%	—
Indian employment credits	(4.1)%	(1.3)%	68.6%	(3.0)%
Employee stock compensation	—	—	—	1.9%
Other	0.1%	1.2%	(3.7)%	0.3%

	30.0%	40.0%	31.8%	33.2%

      As a result of an audit, the Company was required to adjust amounts previously claimed for Indian Employment Credits. The adjustment affected the amounts available for carryover for which a deferred tax asset had been provided at December 31, 2003. The adjustment resulted in a decrease in available credits of $210,946. The related deferred tax asset was adjusted during the two-month period ended February 29, 2004.

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 8 —	Earnings per Share
      The computation of basic and diluted net income per share for the ten-month period ended December 31, 2004, is as follows:

Successor

Ten Months
Ended
December 31,
2004

Net income	$1,293,927

Weighted average shares outstanding	2,000,000
Effect of dilutive warrants	52,538

Weighted average shares outstanding — assuming dilution	2,052,538

Earnings per common share:
Basic	$0.65
Diluted	$0.63

Note 9 —	Major Customers and Concentration of Credit Risk
      Credit risk for the Company is concentrated in two major customers, each of whom operate discount retail stores located throughout the United States. During the years ended December 31, 2002 and 2003 and the periods ended February 29, 2004 and December 31, 2004, sales to the two significant customers accounted for approximately 64%, 63%, 63%, and 66% of the Company’s total sales, respectively. At December 31, 2003 and 2004, respectively, approximately $3,164,000 (80%) and $2,740,253 (74%) of accounts receivable was due from the two significant customers. No other customers of the Company accounted for more than 10% of sales during these periods. The Company generally does not require collateral from its customers and has not incurred any significant losses on uncollectible accounts receivable.
      At one bank, the Company maintains several accounts, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Deposits at the institution in excess of the FDIC limit totaled $668,161 and $1,118,982 at December 31, 2003 and 2004, respectively.

Note 10 —	Employee Incentive Bonus and Retirement Plans
      Effective September 1, 1999, Orchids’ Board of Directors approved an Incentive Bonus Plan (“Plan”) which provided for incentive compensation payable to key employees in the event of a sale of the business. The bonus was payable in cash or the Company’s common stock, at the Company’s option, in an amount not to exceed 9 1/2% of the stockholders’ profit on the Company’s sale. The Company’s distributions to stockholders in 2002, aggregating $6,842,106 resulted in cash payments pursuant to the Plan of $514,997, which was recorded as compensation in 2002. As a result of the sale of 100% of the Company’s common stock in 2004, $624,478 was accrued as compensation in the two-month period ended February 29, 2004.
      The Company sponsors three separate defined contribution plans covering substantially all employees. Company contributions are based on either a percentage of participant contributions or as required by collective bargaining agreements. The participant vesting period varies across the three plans. Contributions to the plans by the Company were $142,019, $160,942, $134,802, and $50,241 for the years ended December 31, 2002 and 2003, and for the periods ended February 29, 2004 and December 31, 2004, respectively.

ORCHIDS PAPER PRODUCTS COMPANY
NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 11 —	Subsequent Event
      The Company has entered into purchase agreements with suppliers to begin construction of a new paper machine. As of April 19, 2005, these purchase agreements total approximately $8,700,000. Down payments were required to these vendors with the remaining payments spread over a seven-month period. One of these agreements is denominated in foreign currency. The Company has limited its exchange rate exposure by entering into exchange rate contracts for the future specified payment dates. One of the purchase agreements contains a cancellation agreement which limits the Company’s liability to the supplier’s out-of-pocket expenditures and committed liabilities.

A crescent former paper machine similar to the one we intend to purchase with the proceeds of this offering. See “Use of Proceeds.”
One of our paper towel converting lines.

1,875,000 Shares
Orchids Paper Products Company
Common Stock

PROSPECTUS

Taglich Brothers, Inc.
                          , 2005

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Orchids in connection with the sale of the common stock being registered hereby, other than underwriting commissions and discounts. All amounts are estimates except the SEC Registration Fee, the NASD filing fee, the American Stock Exchange Listing fee and the Qualified Independent Underwriter fee.

SEC Registration fee	$2,284
NASD filing fee	2,441
American Stock Exchange Listing fee	35,000
Printing and engraving expenses	145,000
Qualified Independent Underwriter Fee	100,000
Legal fees and expenses	300,000
Accounting fees and expenses	125,000
Transfer agent and registrar fees	7,500
Miscellaneous expenses	82,775

Total	$800,000

      We intend to pay all expenses of registration, issuance and distribution.

Item 14.	Indemnification of Officers and Directors
      Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, our directors shall not be liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our certificate of incorporation provides that we may, to the fullest extent permitted by law, indemnify any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or his or her testator or intestate is or was a director, officer or employee of the Company, or any predecessor of the Company, or serves or served at any other enterprise as a director, officer or employee at the request of the Company.
      Our amended and restated bylaws provide that the Company will indemnify our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other law. We are not required to indemnify any director or officer in connection with a proceeding brought by such director or officer unless (i) such indemnification is expressly required by law; (ii) the proceeding was authorized by our board of directors; or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law or any other applicable law. In addition, our bylaws provide that the Company may indemnify its employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.
      We intend to enter into separate indemnification agreements with our directors that will require us, among other things, to indemnify each of them against certain liabilities that may arise by reason of their status or service with the Company or on behalf of the Company, other than liabilities arising from willful misconduct of a culpable nature. The Company will not be required to indemnify under the agreement for (i) actions initiated by the director without the authorization of consent of the board of directors; (ii) actions initiated to enforce the indemnification agreement unless the director is successful; (iii) actions resulting from violations of Section 16 of the Exchange Act in which a final judgment has been rendered against the director; and (iv) actions to enforce any non-compete or non-disclosure provisions of any agreement.
      The indemnification provided for above provides for reimbursement of all losses of the indemnified party including, expenses, judgment, fines and amounts paid in settlement. The right to indemnification set forth above includes the right for us to pay the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition in certain circumstances.
      The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that, despite such adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper.
      We have agreed to indemnify the underwriter and its controlling persons, and the underwriter has agreed to indemnify us and our controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of the exhibits hereto.
      See Item 17 for information regarding our undertaking to submit to adjudication the issue of indemnification for violation of the securities laws.

Item 15.	Recent Sales of Unregistered Securities
      During the past three years, the registrant has issued and sold the following securities that were not registered under the Securities Act, as amended. All amounts have been adjusted to reflect the 2.744-for-1 stock split of our common stock effected in April 2005.
      1. In March 2004, in connection with its initial incorporation, Orchids Acquisition Group, Inc., issued an aggregate of 353,345 shares of its common stock to 13 founding shareholders. These shares were issued for a purchase price of $0.14 per share for an aggregate purchase price of $50,000. As further described below, Orchids Acquisition Group, Inc. subsequently merged with and into us.
      2. In March 2004, Orchids Acquisition Group, Inc. issued a total of 1,646,655 shares of its common stock, at a purchase price of $3.64 per share, to 79 accredited investors for an aggregate cash consideration of $6.0 million.
      3. In March 2004, Orchids Acquisition Group, Inc. issued a total of 2,150 units at a purchase price of $1,000 per unit to 28 investors, for an aggregate cash consideration of $2.2 million. Each unit consisted of (1) a 12% subordinated debenture in the principal amount of $1,000 due 2009, and (2) a warrant to purchase 38 shares of common stock at an exercise price of $3.64 per share.
      4. In April 2005, Orchids Acquisition Group, Inc. was merged with and into us. In connection with this merger, we issued an aggregate of 2,000,000 shares of our common stock to the stockholders of Orchids Acquisition Group, Inc. in exchange for all of the outstanding capital stock of Orchids Acquisition Group, Inc. In connection with this merger, all outstanding warrants to purchase shares of Orchids Acquisition Group, Inc.’s common stock were automatically converted into warrants to acquire shares of our common stock.
      5. In April 2005, we issued stock options to purchase an aggregate of 270,000 shares of our common stock to certain of our officers and directors under our Stock Incentive Plan, at an exercise price equal to the public offering price in this offering.

      The issuances described above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (1) Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act as transactions by an issuer not involving any public offering, or (2) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer. No underwriters were employed in any of the above transactions.
      The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the registrant.

Item 16.	Exhibits and Financial Statements Schedules
      (a) The following is a list of exhibits filed as a part of this Registration Statement:

Exhibit
No.		Description

1.1		Form of Underwriting Agreement

3	.1**	Amended and Restated Certificate of Incorporation of the Registrant

3	.2**	Amended and Restated Bylaws of the Registrant

4	.1*	Specimen Stock Certificate

4	.2**	Agented Revolving Credit and Term Loan Agreement, dated as of October 15, 2002 among the Registrant, Bank of Oklahoma, N.A. and Local Oklahoma Bank, N.A.

4	.3**	Amendment One to Agented Revolving Credit and Term Loan Agreement dated October 14, 2003 among the Registrant, Bank of Oklahoma, N.A. and Local Oklahoma Bank, N.A.

4	.4**	Amendment Two to Agented Revolving Credit and Term Loan Agreement dated January 14, 2004 among the Registrant, Bank of Oklahoma, N.A. and Local Oklahoma Bank, N.A.

4	.5**	Amendment Three to Agented Revolving Credit and Term Loan Agreement dated March 1, 2004 among the Registrant, Bank of Oklahoma, N.A. and Local Oklahoma Bank, N.A.

4	.6**	Amendment Four to Agented Revolving Credit and Term Loan Agreement dated July 19, 2004 among the Registrant, Bank of Oklahoma, N.A. and International Bank of Commerce (f/k/a Local Oklahoma Bank, NA).

4	.7**	Amendment Five to Agented Revolving Credit and Term Loan Agreement dated February 28, 2005 among the Registrant, Bank of Oklahoma, N.A. and International Bank of Commerce (f/k/a Local Oklahoma Bank, NA).

4	.8**	Form of Subordinated Debenture

5	.1*	Opinion of Bryan Cave LLP

10	.1**	Amended and Restated Management Services Agreement, dated April 19, 2005, between Weatherly Group, LLC, Taglich Brothers, Inc. and the Registrant

10	.2**	2005 Stock Incentive Plan

10	.3**	Employment Agreement dated March 1, 2004 between Michael P. Sage and the Registrant

10	.4**	Employment Agreement dated March 1, 2004 between Keith R. Schroeder and the Registrant

10.5		Form of Indemnification Agreement between Registrant and each of its Directors and Officers

10	.6**	Form of Warrant issued by Orchids Acquisition Group, Inc. in connection with the acquisition of Orchids Paper Products Company

10.7		Form of Warrant issuable to designees of the Underwriter

10	.8**	Purchasing documents for tissue machine

Exhibit
No.		Description

10.9		Commitment Letter, dated as of May 9, 2005, among the Registrant, Bank of Oklahoma and BancFirst

23.1		Consent of Tullius Taylor Sartain & Sartain LLP

23	.2*	Consent of Bryan Cave LLP (included in the opinion filed as Exhibit 5.1)

24	.1**	Powers of Attorney

*	To be filed by amendment to this registration statement

**	Previously filed.
      (b) Financial Statement Schedule
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
Orchids Paper Products Company
      Our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of valuation and qualifying accounts of the Company for the ten-month period ended December 31, 2004 and of the Predecessor for the two-month period ended February 29, 2004 and for the years ended December 31, 2003 and 2002, is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP
Tulsa, Oklahoma
April 19, 2005

Orchids Paper Products Company
Schedule of Valuation and Qualifying Accounts
Years ended December 31, 2002 and 2003, the Two-Month Period ended February 29, 2004, and the Ten-Month Period ended December 31, 2004

		Additions
	Balance at	Charged to	Deductions	Foreign
	Beginning	Costs and	Describe	Currency	Balance at
	of Period	Expenses	(1)(2)	Translation	End of Period

Accounts Receivable Reserves:
Successor:
Ten-month period ended December 31, 2004
Bad Debt Reserve	$105,000	$22,844	$37,844	$—	$90,000
Predecessor:
Two-month period ended February 29, 2004
Bad Debt Reserve	$100,000	$5,000	$—	—	$105,000
Year ended December 31, 2003
Bad Debt Reserve	$35,000	$145,000	$80,000	$—	$100,000
Year ended December 31, 2002
Bad Debt Reserve	$25,000	$78,086	$68,086	$—	$35,000
Inventory Valuation Reserve:
Successor:
Ten-month period ended December 31, 2004
Inventory Valuation Reserve	$27,500	$11,500	$—	$—	$39,000
Predecessor:
Two-month period ended February 29, 2004
Inventory Valuation Reserve	$27,500	$—	$—	$—	$27,500
Year ended December 31, 2003
Inventory Valuation Reserve	$15,300	$12,200	$—	$—	$27,500
Year ended December 31, 2002
Inventory Valuation Reserve	$5,000	$10,300	$—	$—	$15,300

(1)	Write-off of uncollectible accounts.

(2)	Write-off of obsolete inventory and physical inventory adjustments.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pryor, State of Oklahoma, on the 1st day of June, 2005.

ORCHIDS PAPER PRODUCTS COMPANY

By:	/s/ Michael P. Sage

Michael P. Sage
Chief Executive Officer
      Pursuant to the requirements of the Securities Act, this amendment no. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures		Title	Date

/s/ Thomas A. McFall* Thomas A. McFall		Chairman of the Board of Directors	June 1, 2005

/s/ Michael P. Sage* Michael P. Sage		Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2005

/s/ Gary P. Arnold* Gary P. Arnold		Director	June 1, 2005

/s/ B. Kent Garlinghouse* B. Kent Garlinghouse		Director	June 1, 2005

/s/ John C. Guttilla* John C. Guttilla		Director	June 1, 2005

/s/ Keith R. Schroeder* Keith R. Schroeder		Chief Financial Officer (Principal Financial and Accounting Officer)	June 1, 2005

*By:	/s/ Michael P. Sage Michael P. Sage Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

1.1		Form of Underwriting Agreement

3	.1**	Amended and Restated Certificate of Incorporation of the Registrant

3	.2**	Amended and Restated Bylaws of the Registrant

4	.1*	Specimen Stock Certificate

4	.2**	Agented Revolving Credit and Term Loan Agreement, dated as of October 15, 2002 among the Registrant, Bank of Oklahoma, N.A. and Local Oklahoma Bank, N.A.

4	.3**	Amendment One to Agented Revolving Credit and Term Loan Agreement dated October 14, 2003 among the Registrant, Bank of Oklahoma, N.A. and Local Oklahoma Bank, N.A.

4	.4**	Amendment Two to Agented Revolving Credit and Term Loan Agreement dated January 14, 2004 among the Registrant, Bank of Oklahoma, N.A. and Local Oklahoma Bank, N.A.

4	.5**	Amendment Three to Agented Revolving Credit and Term Loan Agreement dated March 1, 2004 among the Registrant, Bank of Oklahoma, N.A. and Local Oklahoma Bank, N.A.

4	.6**	Amendment Four to Agented Revolving Credit and Term Loan Agreement dated July 19, 2004 among the Registrant, Bank of Oklahoma, N.A. and International Bank of Commerce (f/k/a Local Oklahoma Bank, NA).

4	.7**	Amendment Five to Agented Revolving Credit and Term Loan Agreement dated February 28, 2005 among the Registrant, Bank of Oklahoma, N.A. and International Bank of Commerce (f/k/a Local Oklahoma Bank, NA).

4	.8**	Form of Subordinated Debenture

5	.1*	Opinion of Bryan Cave LLP

10	.1**	Amended and Restated Management Services Agreement, dated April 19, 2005, between Weatherly Group, LLC, Taglich Brothers, Inc. and the Registrant

10	.2**	2005 Stock Incentive Plan

10	.3**	Employment Agreement dated March 1, 2004 between Michael P. Sage and the Registrant

10	.4**	Employment Agreement dated March 1, 2004 between Keith R. Schroeder and the Registrant

10.5		Form of Indemnification Agreement between Registrant and each of its Directors and Officers

10	.6**	Form of Warrant issued by Orchids Acquisition Group, Inc. in connection with the acquisition of Orchids Paper Products Company

10.7		Form of Warrant issuable to designees of the Underwriter

10	.8**	Purchasing documents for tissue machine

10.9		Commitment Letter, dated as of May 9, 2005, among the Registrant, Bank of Oklahoma and BancFirst

23.1		Consent of Tullius Taylor Sartain & Sartain LLP

23	.2*	Consent of Bryan Cave LLP (included in the opinion filed as Exhibit 5.1)

24	.1**	Powers of Attorney

*	To be filed by amendment to this registration statement

**	Previously filed.